Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Consolidated Financial Statements

As at December 31, 2024 and 2023 and for the three years ended

December 31, 2024

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2024 and 2023 and for the three years ended December 31, 2024

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2024.

In our opinion:

(a)          the financial statements set out on pages F-7 to F-91 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2024 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act 1967, (the Act), and Singapore Financial Reporting Standards; and

(b)          at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen Robert L. Rosen

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Act, particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and children of less than 18 years of age) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Shareholdings registered in the name of director, spouse, children or nominees
	Holdings at beginning of the year	Holdings at end of the year
Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	28,239	19,539

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	19,853	22,645

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	19,853	21,345

Robert Lawrence Rosen
Kenon Holdings Ltd. - Ordinary shares	40,532	40,532

Directors’ interests (Cont’d)

Name of director and corporation in which interests are held	Shareholdings registered in the name of director, spouse, children or nominees
	Holdings at beginning of the year	Holdings at end of the year
Nathan Scott Fine
Kenon Holdings Ltd. - Ordinary shares	3,744	3,744

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or at the end of the financial year.

Neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share-based Compensation Plans

The Kenon Holdings Ltd. Share Incentive Plan 2014 (the “SIP 2014”) authorises the directors of the Company to offer and grant awards of fully paid-up shares, free of payment, in accordance with the provisions of the SIP 2014 and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be delivered pursuant to the vesting of awards under the SIP 2014.

Directors of the Company are eligible to participate in the SIP 2014.

Share options

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

────────────────────
Cyril Pierre-Jean Ducau
Director

────────────────────
Robert L. Rosen
Director

May 26, 2025

KPMG LLP 12 Marina View #15-01 Asia Square Tower 2 Singapore 018961	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Independent auditors’ report

Members of the Company

Kenon Holdings Ltd.

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Kenon Holdings Ltd. (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2024, the consolidated statement of profit and loss and consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the year then ended, and notes to the financial statements, including a summary of material accounting policy information, as set out on pages F-7 to F-91.

In our opinion, the accompanying consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act 1967 (‘the Act’) and Financial Reporting Standards (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2024 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (’SSAs’). Our responsibilities under those standards are further described in the ’Auditors’ responsibilities for the audit of the financial statements’ section of our report. We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

A key audit matter is a matter that, in our professional judgement, was of most significance in our audit of the financial statements of the current period. This matter was addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Kenon Holdings Ltd. Independent auditors’ report Year ended 31 December 2024

Impairment assessment of goodwill arising from the acquisition of Gat power plant
The key audit matter	How the matter was addressed in our audit

As discussed in Notes 3.G and 13.C to the consolidated financial statements, the carrying amount of the cash generating unit (CGU) to which goodwill is allocated is reviewed at each reporting date for impairment. As of December 31, 2024, the Company’s goodwill of $61 million, arising from the acquisition of the Gat power plant in fiscal 2023, is primarily assigned to the activities of the Rotem, Hadera, and Gat power stations in Israel (OPC Power Plants CGU) within the OPC Power Plants segment. The recoverable amount of the OPC Power Plants CGU is dependent on the discounted expected future cash flows. An impairment loss is recognized if the carrying value of the OPC Power Plants CGU exceeds its estimated recoverable amount.

We identified the evaluation of the impairment assessment of the goodwill for the OPC Power Plants CGU as a key audit matter. Specifically, a high degree of auditor judgment was required to evaluate the discount rate and Generation Component within the discounted expected future cash flows. Additionally, the audit effort associated with evaluating the discount rate and the Generation Component required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls relating to the impairment assessment of the OPC Power Plants CGU, including the controls related to the Company’s evaluation of the discount rate and the Generation Component within the discounted expected future cash flows. We involved valuation professionals with specialized skills and knowledge who assisted in 1) evaluating the discount rate by comparing it against an independently developed range of discount rates using inputs from publicly available information, 2) assessing the reasonableness of the significant assumptions used in developing the Generation Component by comparing these significant assumptions to publicly available information, and 3) performing sensitivity analyses over the discount rate and Generation Component to assess their impact on the Company’s determination of whether an impairment loss had occurred.

Other information

Management is responsible for the other information contained in the annual report. Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Kenon Holdings Ltd. Independent auditors’ report Year ended 31 December 2024

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

●	Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Kenon Holdings Ltd. Independent auditors’ report Year ended 31 December 2024

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Eugene Yeung Sihe.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

May 26, 2025

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2024 and 2023

		As at December 31,
		2024	2023
	Note	$ Thousands

Current assets
Cash and cash equivalents	6	1,015,851	696,838
Short-term deposits and restricted cash	6	-	532
Trade receivables		80,403	67,994
Short-term derivative instruments		54	3,177
Other investments	8	142,619	215,797
Other current assets	26	23,758	111,703
Total current assets		1,262,685	1,096,041

Non-current assets
Investment in ZIM (associated company)	9	-	-
Investment in OPC's equity-accounted investees	9	1,458,625	703,156
Long-term restricted cash		16,444	16,237
Long-term derivative instruments	29	27,676	14,178
Deferred taxes	24	2,733	15,862
Property, plant and equipment, net	12	1,156,217	1,714,825
Intangible assets, net	13	71,809	321,284
Long-term prepaid expenses and other non-current assets	14	41,595	52,342
Right-of-use assets, net	17	175,457	174,515
Total non-current assets		2,950,556	3,012,399

Total assets		4,213,241	4,108,440

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2024 and 2023, continued

		As at December 31,
		2024	2023
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	15	84,519	169,627
Trade and other payables	16	93,991	181,898
Short-term derivative instruments	28	317	2,311
Current maturities of lease liabilities		4,016	4,963
Total current liabilities		182,843	358,799

Non-current liabilities
Long-term loans from banks and others	15	726,625	906,243
Debentures	15	455,955	454,163
Deferred taxes	24	147,714	136,590
Other non-current liabilities	16	31,536	109,882
Long-term derivative instruments		-	15,996
Long-term lease liabilities		9,027	56,543
Total non-current liabilities		1,370,857	1,679,417

Total liabilities		1,553,700	2,038,216

Equity	19
Share capital		50,134	50,134
Translation reserve		2,620	(3,658)
Capital reserve		63,954	69,792
Accumulated profit		1,491,197	1,087,041
Equity attributable to owners of the Company		1,607,905	1,203,309
Non-controlling interests		1,051,636	866,915
Total equity		2,659,541	2,070,224

Total liabilities and equity		4,213,241	4,108,440

____________________________ Cyril Pierre-Jean Ducau Chairman of Board of Directors	____________________________ Robert L. Rosen CEO	____________________________ Deepa Joseph CFO

Approval date of the consolidated financial statements: May 26, 2025

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands

Revenue	20	751,304	691,796	573,957
Cost of sales and services (excluding depreciation and amortization)	21	(521,877)	(494,312)	(417,261)
Depreciation and amortization		(85,640)	(78,025)	(56,853)
Gross profit		143,787	119,459	99,843
Selling, general and administrative expenses	22	(95,949)	(84,715)	(99,936)
Other (expenses)/income, net		(333)	7,819	2,918
Operating profit		47,505	42,563	2,825
Financing expenses	23	(115,247)	(66,333)	(50,397)
Financing income	23	46,934	39,361	44,686
Financing expenses, net		(68,313)	(26,972)	(5,711)

Gain on loss of control in the CPV Renewable	11	69,307	-	-
Share in profit of OPC's equity-accounted investees, net	9	44,825	65,566	85,149
Profit before income taxes		93,324	81,157	82,263
Income tax expense	24	(40,552)	(25,199)	(37,980)
Profit for the year from continuing operations		52,772	55,958	44,283
Profit/(loss) for the year from divestment of ZIM	5	581,315	(266,906)	305,376
Profit/(loss) for the year		634,087	(210,948)	349,659

Attributable to:
Kenon’s shareholders		597,673	(235,978)	312,652
Non-controlling interests		36,414	25,030	37,007
Profit/(loss) for the year		634,087	(210,948)	349,659

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	25
Basic/diluted profit/(loss) per share		11.34	(4.42)	5.80
Basic/diluted profit per share from continuing operations		0.31	0.58	0.13
Basic/diluted profit/(loss) per share from divestment of ZIM		11.03	(5.00)	5.67

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2024, 2023 and 2022

	For the year ended December 31,
	2024	2023	2022
	$ Thousands

Profit/(loss) for the year	634,087	(210,948)	349,659

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	(9,776)	(10,068)	(40,694)
Reclassification of foreign currency translation differences on sale of associate	11,916	-	-
Group’s share in other comprehensive income of associated companies	5,002	(15,905)	13,611
Effective portion of change in the fair value of cash-flow hedges	11,534	(11,027)	14,774
Change in fair value of other investments at FVOCI	5,622	6,773	(2,100)
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(41)	(1,433)	(1,043)
Change in fair value of derivatives financial instruments used to hedge cash flows transferred to the statement of profit & loss	(2,963)	(5,474)	(4,125)
Income taxes in respect of components of other comprehensive income	(1,383)	1,552	(2,658)
Total other comprehensive income for the year	19,911	(35,582)	(22,235)
Total comprehensive income for the year	653,998	(246,530)	327,424

Attributable to:
Kenon’s shareholders	614,750	(246,936)	290,985
Non-controlling interests	39,248	406	36,439
Total comprehensive income for the year	653,998	(246,530)	327,424

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2024		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	19	-	-	-	(200,551)	(200,551)	-	(200,551)
Share-based payment transactions		-	-	(15,021)	16,240	1,219	1,035	2,254
Own shares acquired	19	-	-	-	(10,715)	(10,715)	-	(10,715)
Total contributions by and distributions to owners		-	-	(15,021)	(195,026)	(210,047)	1,035	(209,012)

Changes in ownership interests in subsidiaries
Dilution of investment in subsidiary	11	-	-	-	(107)	(107)	99,171	99,064
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	47,360	47,360
Other		-	-	-	-	-	(2,093)	(2,093)
Total changes in ownership interests in subsidiaries		-	-	-	(107)	(107)	144,438	144,331

Total comprehensive income for the year
Net profit for the year		-	-	-	597,673	597,673	36,414	634,087
Other comprehensive income for the year, net of tax		-	6,278	9,183	1,616	17,077	2,834	19,911
Total comprehensive income for the year		-	6,278	9,183	599,289	614,750	39,248	653,998

Balance at December 31, 2024		50,134	2,620	63,954	1,491,197	1,607,905	1,051,636	2,659,541

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2023		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Dividend declared and paid	19	-	-	-	(150,365)	(150,365)	-	(150,365)
Share-based payment transactions		-	-	4,753	-	4,753	1,386	6,139
Own shares acquired	19	-	-	-	(28,130)	(28,130)	-	(28,130)
Total contributions by and distributions to owners		-	-	4,753	(178,495)	(173,742)	1,386	(172,356)

Changes in ownership interests in subsidiaries
Acquisition of shares of subsidiary from holders of rights not conferring control	11	-	-	25,502	-	25,502	103,812	129,314
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	63,878	63,878
Total changes in ownership interests in subsidiaries		-	-	25,502	-	25,502	167,690	193,192

Total comprehensive income for the year
Net (loss)/profit for the year		-	-	-	(235,978)	(235,978)	25,030	(210,948)
Other comprehensive income for the year, net of tax		-	(4,864)	(3,016)	(3,078)	(10,958)	(24,624)	(35,582)
Total comprehensive income for the year		-	(4,864)	(3,016)	(239,056)	(246,936)	406	(246,530)

Balance at December 31, 2023		50,134	(3,658)	69,792	1,087,041	1,203,309	866,915	2,070,224

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit	Total
	Note	$ Thousands

Balance at January 1, 2022		602,450	25,680	25,783	1,139,775	1,793,688	486,598	2,280,286
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Cash distribution to owners of the Company	19	(552,316)	-	-	-	(552,316)	-	(552,316)
Share-based payment transactions		-		8,502		8,502	2,104	10,606
Total contributions by and distributions to owners		(552,316)	-	8,502	-	(543,814)	2,104	(541,710)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	11	-	-	-	57,585	57,585	135,567	193,152
Acquisition of subsidiary with non-controlling interest		-	-	41	-	41	-	41
Investments from holders of non-controlling interests in equity of subsidiary		-	-	-	-	-	36,725	36,725
Total changes in ownership interests in subsidiaries		-	-	41	57,585	57,626	172,292	229,918

Total comprehensive income for the year
Net profit for the year		-	-	-	312,652	312,652	37,007	349,659
Other comprehensive income for the year, net of tax		-	(24,474)	8,227	(5,420)	(21,667)	(568)	(22,235)
Total comprehensive income for the year		-	(24,474)	8,227	307,232	290,985	36,439	327,424

Balance at December 31, 2022		50,134	1,206	42,553	1,504,592	1,598,485	697,433	2,295,918

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands

Cash flows from operating activities
Profit/(loss) for the year		634,087	(210,948)	349,659
Adjustments:
Depreciation and amortization		93,437	90,939	62,876
Financing expenses, net	23	68,313	26,972	5,711
Share in profit of OPC's equity-accounted investees, net	9	(44,825)	(65,566)	(85,149)
(Profit)/loss from divistment of ZIM	5	(581,315)	266,906	(305,376)
Gain on loss of control in the CPV Renewable	11	(69,307)	-	-
Share-based payments		9,697	(1,547)	18,855
Other expenses, net		15,056	4,461	-
Income taxes		40,552	25,199	37,980
		165,695	136,416	84,556
Change in trade and other receivables		(17,013)	(2,932)	(28,819)
Change in trade and other payables		4,742	(9,514)	(10,100)
Cash generated from operating activities		153,424	123,970	45,637
Net dividends received from
- ZIM		66,266	151,048	727,309
- OPC’s equity-accounted investees		63,587	3,624	-
Income taxes paid, net		(18,196)	(1,854)	(1,565)
Net cash provided by operating activities		265,081	276,788	771,381

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2024, 2023 and 2022

		For the year ended December 31,
		2024	2023	2022
	Note	$ Thousands
Cash flows from investing activities
Short-term deposits and restricted cash, net		(2,211)	49,827	(46,266)
Short-term collaterals deposits, net		3,570	29,864	(19,180)
Investment in long-term deposits, net		-	154	12,750
Investments in equity-accounted investees, less cash acquired		(201,156)	(7,619)	(2,932)
Acquisition of subsidiary, less cash acquired	11	-	(327,108)	-
Acquisition of property, plant and equipment, intangible assets and payment of long-term advance deposits and prepaid expenses		(340,667)	(332,117)	(281,286)
Proceeds from sales of interest in ZIM	5	500,995	-	463,549
Proceeds from gain on loss of control in the CPV Renewable	11	35,692	-	-
Proceeds from distribution from equity-accounted investees		25,512	3,000	4,444
Proceeds from sale of subsidiary, net of cash disposed off		2,625	2,000	-
Proceeds from sale of other investments		82,496	193,698	308,829
Purchase of other investments		-	(50,000)	(650,777)
Long-term loan to an associate		-	(23,950)	-
Interest received		27,584	27,968	6,082
Proceeds from transactions in derivatives, net		1,412	2,047	1,349
Net cash provided by/(used in) investing activities		135,852	(432,236)	(203,438)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities		(531,055)	(167,769)	(55,762)
(Repayment of)/proceeds from short-term credit from banks and others, net		(55,273)	62,187	-
Proceeds from Veridis transaction	11	-	129,181	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	11	99,064	-	193,148
Investments from holders of non-controlling interests in equity of subsidiary		48,724	63,878	36,725
Tax Equity Investment	18	40,863	82,405	-
Receipt of long-term loans, net		532,019	371,939	99,486
Proceeds from/(payment of) derivative financial instruments, net		2,105	2,385	(923)
Repurchase of own shares		(10,715)	(28,130)	-
Cash distribution and dividends paid	19	(200,551)	(150,362)	(740,922)
Proceeds from issuance of debentures, less issuance expenses	15	52,349	-	-
Interest paid		(61,615)	(41,135)	(25,428)
Net cash (used in)/provided by financing activities		(84,085)	324,579	(493,676)

Increase in cash and cash equivalents		316,848	169,131	74,267
Cash and cash equivalents at beginning of the year		696,838	535,171	474,544
Effect of exchange rate fluctuations on balances of cash and cash equivalents		2,165	(7,464)	(13,640)
Cash and cash equivalents at end of the year		1,015,851	696,838	535,171

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company serves as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Definitions In these consolidated financial statements -

1.	Subsidiaries – companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.
2.	Associates – companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.
3.	Investee companies – subsidiaries and/or equity-accounted investees and/or long-term investment (Qoros).
4.	Related parties – within the meaning thereof in Singapore Financial Reporting Standards 24 Related Parties.

OPC Energy Ltd. (“OPC”)

OPC is a subsidiary of the Group and is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and
iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on May 26, 2025.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (“$”), which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in equity-accounted investees
•	Long-term investment (Qoros)

For additional information regarding measurement of these assets and liabilities – see Note 3 Material Accounting Policies.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1.	Allocation of acquisition costs

The Group makes estimates with respect to allocation of excess consideration to tangible and intangible assets and to liabilities. The Group has considered the report from a qualified external valuer to establish the appropriate valuation techniques and inputs for this assessment. The valuation technique used for measuring the fair values of the material assets: property, plant and equipment, investment in equity-accounted investees, and intangible assets is the income approach, a present value technique to convert future amounts to a single current amount using relevant discount rates. The respective discount rates are estimates and require judgment and minor changes to the discount rates could have had a significant effect on the Group’s evaluation of the transaction completion date fair values of the material assets. Refer to Note 11.A.3, Note 11.A.6, Note 11.A.7 and Note 11.A.8 for further details.

In addition, in determining the depreciation rates of the tangible, intangible assets and liabilities, the Group estimates the expected life of the asset or liability.

2.	Long-term investment (Qoros)

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 10.3, as of December 31, 2020, the Group owned a 12% interest in Qoros. The long-term investment (Qoros) was a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 10.2). The long-term investment (Qoros) was determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment (Qoros) took into account the underlying asset’s price volatility.

In April 2021, Quantum entered into an agreement to sell its remaining 12% equity interest in Qoros. As a result, Kenon accounted for the fair value of the long-term investment (Qoros) based on the present value of the expected cash flows. Refer to Note 10.5 for further details.

3.	Recoverable amount of cash-generating unit that includes goodwill

The calculation of the recoverable amount of cash-generating units to which goodwill balances are allocated is based, among other things, on the projected expected cash flows and discount rate. For further information, see Note 13.C.

E.	The War in Israel

On October 7, 2023, the War broke out in Israel. The War has led to consequences and restrictions that have affected the Israeli economy, which include, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, which also includes a uncertainty as to the War’s impact on macroeconomic factors in Israel and on the financial position of the State of Israel, including potential adverse effects on the credit rating of the State of Israel and Israeli financial institutions.

There is significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on OPC, nor is it possible to assess the magnitude of the War’s effect on OPC and its results of operations, if any, in the short and medium term.

Subsequent to the reporting period, a ceasefire is in place in most fronts, but there is substantial uncertainty as to whether the ceasefire will hold and the resumption of the War. Therefore, at this stage, it is not possible to assess the effect of the above on OPC and its results of operations, if any, in the short and medium term.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted new standards which are effective from January 1, 2024, but they do not have a material effect on the Group’s consolidated financial statements.

B.	Basis for consolidation/combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and is measured in succeeding periods based on its cost less accrued losses from impairment of value.

For purposes of examining impairment of value, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are examined for purposes of assessment of impairment of their value every year or more frequently where there are signs indicating a possible impairment of value of the unit, as stated. Where the recoverable amount of a cash‑generating unit is less than the carrying value in the books of that cash‑generating unit, the loss from impairment of value is allocated first to reduction of the carrying value in the books of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the loss from impairment of value, if any, is allocated to other assets of the cash‑generating unit, in proportion to their carrying values in the books. A loss from impairment of value of goodwill is not reversed in subsequent periods.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

(4)	Investments in equity-accounted investees

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

The Group has investments in equity-accounted investees whose holding stake therein exceeds 50% and in accordance with the analysis of the contractual rights awarded to interest holders in these entities, the Group has concluded that it does not control these entities and will implement the equity method thereto.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

C.	Financial Instruments

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables and other investments on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”).

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at FVTPL:
-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and
-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
-	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

b)	Subsequent measurement

In subsequent periods, financial assets at amortized cost are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Debt investments measured at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Financial liabilities – Initial classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at FVTPL. Financial liabilities are classified as measured at FVTPL if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:
-          Contract assets (as defined in FRS 115);
-          Financial assets measured at amortized cost;
-          Financial guarantees;
-          Debt investments;
-          Lease receivables.

Simplified approach

The Group applies the simplified approach to provide for expected credit losses (“ECLs”) for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and financial guarantees. Under the general approach, the loss allowance is measured at an amount equal to the 12-month ECLs at initial recognition.

At each reporting date, the Group assess whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:
-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or
-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a contract asset to be in default when the customer is unlikely to pay its contractual obligations to the Group in full, without recourse by the Group to actions such as realizing security.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The ECLs expected over the life of the instrument are ECLs arising from all potential default events throughout the life of the financial instrument.

ECLs in a 12-month period are the portion of the ECLs arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 29 Financial Instruments.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at FVOCI have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

Presentation of impairment and allowance for ECLs in the statement of financial position

A provision for ECLs in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

For debt investments at FVOCI, loss allowances are charged to profit or loss and recognized in OCI. Loss allowances are presented under financing expenses.

Impairment losses in respect of trade and other receivables, including contract assets and lease receivables, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivative financial instruments as hedging instruments in qualifying hedging relationships. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Hedge accounting

As of December 31, 2024 and 2023, hedge relationships designated for hedge accounting under FRS 39 qualify for hedge accounting under FRS 109, and are therefore deemed as continuing hedge relationships.

Hedges directly affected by interest rate benchmark reform

Phase 1 amendments: Prior to interest rate benchmark reform – when there is uncertainty arising from Interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the contractual cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

Phase 2 amendments: Replacement of benchmark interest rates – when there is no longer uncertainty arising from interest rate benchmark reform

When the basis for determining the contractual cash flows of the hedged item or the hedging instrument changes as a result of interest rate benchmark reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Group amends the hedge documentation of that hedging relationship to reflect the change(s) required by interest rate benchmark reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
-	the change is necessary as a direct consequence of the reform; and
-	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

For this purpose, the hedge designation is amended only to make one or more of the following changes:
-	designating an alternative benchmark rate as the hedged risk;
-	updating the description of hedged item, including the description of the designated portion of the cash flows or fair value being hedged; or
-	updating the description of the hedging instrument.

The Group amends the description of the hedging instrument only if the following conditions are met:
-	it makes a change required by interest rate benchmark reform by using an approach other than changing the basis for determining the contractual cash flows of the hedging instrument;
-	it chosen approach is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
-	the original hedging instrument is not derecognized

The Group also amends the formal hedge documentation by the end of the reporting period during which a change required by interest rate benchmark reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by interest rate benchmark reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Group deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedges

The Group designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity. When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of hedging reserve remains in equity until, for a hedge of a transaction resulting in recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with FRS 109.

The Group considers a financial guarantee to be in default when the debtor of the loan is unlikely to pay its credit obligations to the creditor.

When the Group elects to account for financial guarantees in accordance with FRS 109, they are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with FRS 109 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of FRS 115.

D.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses.

Historical cost includes expenditure that is directly attributable to the acquisition of the items.
•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	Spare parts, servicing equipment and stand-by equipment;
•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

(3)	Depreciation

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed. Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and land (*)	23 – 30
Power plants	23 – 40
Maintenance work	1.5 – 15 years
Back up diesel fuel	by consumption

* Freehold land is not depreciated.

E.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

\
Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized. Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

F.	Leases

Definition of a lease

The Group assesses whether a contract is or contains a lease by assessing if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

The Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet. However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

Years
Land	19 – 49
Others	12 - 16

G.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H.	Revenue recognition

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, the Group’s revenues include revenues from the provision of asset management services to power plants and recognized in accordance to the service provision rate.

When setting the transaction price, the Group takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

The Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the power plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenue from contracts with customers.

Key agent or a principal

When another party is involved in providing goods or services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a principal) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

I.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

J.	Agreements with the tax equity partner

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

CPV Group entered into an agreement with an entity that has a federal tax liability in the USA (hereinafter - the ”Tax Equity Partner”) for the purpose of financing the construction and operation of a photovoltaic project in the USA within a partnership owned and controlled by the Group (hereinafter - the “Project”). The project’s tax benefits include an Investment Tax Credit (“ITC"), and a proportionate share in the taxable income of the partnership (hereinafter - the “Tax Benefits”).

Future amounts that will be paid to the Tax Equity Partner out of the free cash flow for distribution constitute a financial liability, which is measured using an amortized cost model in accordance with the effective interest method. The tax credit is accounted for as a government grant, which is related to the acquisition of assets in accordance with the provisions of FRS 20. The Group opted to present the tax credit as a deferred income, under the other long-term liabilities line item, which will be amortized on a straight line basis over the useful life of the photovoltaic facilities. The amounts attributed to the Tax Equity Partner’s right to receive a proportionate share of the taxable income of the partnership are recognized as a non-financial liability, which is carried to profit and loss over a period of 5 years.

K.	Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:
•	Represents a separate major line of business or geographic area of operations,
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

L.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM"). As of December 31, 2024, based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments, which are OPC Power Plants, CPV Group, and ZIM. These segments are based on the different services offered in different geographical locations and also based on how they are managed.

The following summary describes the Group’s reportable segments:

1.
OPC Power Plants – OPC Power Plants Ltd. (“OPC Power Plants”) (formerly OPC Israel Energy Ltd.) is a wholly owned subsidiary of OPC Energy Ltd. (“OPC”), which generates and supply electricity and energy in Israel.

2.	CPV Group – CPV Group LP (“CPV Group”) is a limited partnership owned by OPC, which generates and supply electricity and energy in the United States.
3.	ZIM – ZIM Integrated Shipping Services, Ltd., an associated company, is an Israeli global container shipping company.

In addition to the segments detailed above, the Group has other activities, such as investment holding categorized as Others.

Apart from ZIM, the CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items. The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 3 – Material Accounting Policies (Cont’d)

ZIM was identified as an operating segment under FRS 108 due to its material contribution to the Group’s profit and loss. Following the disposal of ZIM, ZIM will no longer be presented as an operating segment in future financial statements as it is no longer part of the Group. Refer to Note 5 for further details.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

M.	New standards and interpretations not yet adopted

A number of new standards and-- amendments to standards and interpretations are effective for annual periods beginning after January 1, 2024 and have not been applied in preparing these consolidated financial statements. The Group is still assessing the impact of the following amended standards and interpretations towards the Group’s consolidated financial statements:

a)	Lack of Exchangeability – Amendments to FRS 21 The Effects of Changes in Foreign Exchange Rates
b)	Amendments to the Classification and Measurement of Financial Instruments – Amendments to FRS 109 Financial Instruments and FRS 107 Financial Instruments: Disclosures
c)	Contracts Referencing Nature-dependent Electricity – Amendments to FRS 109 and FRS 107

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment (Qoros)

See Note 29 Financial Instruments.

B.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as of the date of the report.

C.	Fair value of equity-accounted investments

The fair value of equity-accounted investments may be accounted for based on:
1.          the investment as a whole; or
2.          each individual share making up the investment.

In determining the fair value of equity-accounted investments, the Group has elected to account for as an individual share making up the investment and that no premium is added to the fair value of equity-accounted investments.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 5 – Profit/(loss) from divestment of ZIM

Set forth below are the results attributable to the divestment of ZIM:

		For the year ended
		December 31
		2024	2023	2022
	Note	$ Thousands	$ Thousands	$ Thousands
Loss on dilution		(8)	(860)	(3,475)
Gain on sale of ZIM shares	9.B.1	474,581	-	204,634
Impairment of ZIM investment	9.B.2	-	-	(928,809)
Dividend income		5,714	-	-
Share in profit/(losses) of ZIM	9.A.2	101,028	(266,046)	1,033,026
Profit/(loss) from divestment of ZIM		581,315	(266,906)	305,376

In March 2022, Kenon sold approximately 6 million ZIM shares at an average price of $77 per share for total consideration of approximately $463 million. As a result of the sale, Kenon recognized a gain on sale of approximately $205 million in its consolidated financial statements. As of December 31, 2023 and 2022, as a result of the sales of ZIM shares and the issuance of new shares, Kenon’s interest in ZIM reduced from 26% to 21%.

In 2024, Kenon sold all of its remaining interest in ZIM shares for total consideration of approximately $525 million. As a result of the sale, Kenon recognized a gain on sale of approximately $475 million in its consolidated financial statements and ZIM ceased to be an associate of the Group. The net impact on profit/(loss) are reflected as part of results from divestment of ZIM for the year under IFRS 5 (Discontinued Operations).

In the cash flow, the net proceeds from divestment of ZIM are disclosed in a separate caption “Dividends received from associated companies, net” under operating cash flows and “Proceeds from sales of interest in ZIM” under investing cash flows. There were no assets recognized attributable to ZIM in 2024 and 2023. Refer to Note 9 for more information.

	For the year ended
	December 31
	2024	2023	2022
	$ Thousands	$ Thousands	$ Thousands
Net cash flows provided by operating activities	66,266	151,048	727,309
Net cash flows provided by investing activities	500,995	-	463,549
Cash and cash equivalents provided from divestment of ZIM	567,261	151,048	1,190,858

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 6 – Cash and Cash Equivalents

	As at December 31,
	2024	2023
	$ Thousands
Cash and cash equivalents in banks	860,127	537,478
Time deposits	155,724	159,360
	1,015,851	696,838

The Group held cash and cash equivalents which are of investment grade based on Standard and Poor’s Ratings.

Note 7 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2024	2023
	$ Thousands
Short-term restricted cash	-	532

The Group held short-term deposits and restricted cash which are of investment grade based on Standard and Poor’s Ratings.

Note 8 – Other Investments

	As at December 31,
	2024	2023
	$ Thousands
Debt investments - at FVOCI	142,619	215,797

The Group held debt investments at FVOCI which are of investment grade based on Standard and Poor’s Ratings and have stated interest rates of 0.75% to 7.625% (2023: 0.25% to 7.625%) with an average maturity of 2 years (2023: 2 years). These debt investments are expected to be realized within the next 12 months.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 29 Financial Instruments.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees

A.	Condensed information regarding significant equity-accounted investees

1.	Condensed financial information with respect to the statement of financial position

		CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers
	ZIM *
	As at December 31, 2024
	$ Thousands
Principal place of business	International	US	US	US	US	US	US	US
Proportion of ownership interest	-	67%	25%	75%	69%	26%	50%	10%

Current assets	-	245,833	30,230	44,165	35,088	80,531	40,886	48,565
Non-current assets	-	1,069,378	868,860	645,692	905,818	816,325	663,285	1,304,935
Current liabilities	-	(135,901)	(16,081)	(52,720)	(495,123)	(72,216)	(54,116)	(93,004)
Non-current liabilities	-	(382,588)	(526,244)	(291,268)	(219,889)	(231,226)	(416,031)	(646,397)
Total net assets	-	796,722	356,765	345,869	225,894	593,414	234,024	614,099

Group's share of net assets	-	531,175	89,191	259,402	155,370	154,288	117,012	62,351
Adjustments:
Excess cost	-	63,488	77,478	(4,390)	(103,388)	27,258	(503)	8,344

Book value of investment	-	594,663	166,669	255,012	51,982	181,546	116,509	70,695

Investments in equity-accounted investees	-	594,663	166,669	255,012	51,982	181,546	116,509	70,695

	ZIM	CPV Renewable **	CPV Fairview	CPV Maryland	CPV Shore	CPV Towantic	CPV Valley	CPV Three Rivers

	As at December 31, 2023
	$ Thousands
Principal place of business	International	US	US	US	US	US	US	US
Proportion of ownership interest	21%	-	25%	25%	37.5%	26%	50%	10%

Current assets	2,571,400	-	44,500	46,586	54,014	74,591	48,015	52,425
Non-current assets	5,774,600	-	911,763	650,720	935,750	880,572	673,339	1,393,984
Current liabilities	(2,518,100)	-	(64,909)	(64,155)	(64,360)	(201,226)	(105,317)	(120,546)
Non-current liabilities	(3,369,900)	-	(344,274)	(314,069)	(645,995)	(222,946)	(371,771)	(711,571)
Total net assets	2,458,000	-	547,080	319,082	279,409	530,991	244,266	614,292

Group's share of net assets	507,019	-	136,770	79,771	104,862	138,058	122,133	62,370
Adjustments:
Excess cost	150,884	-	79,018	(13,943)	(48,999)	26,561	(503)	8,368
Total impairment loss	(928,809)	-	-	-	-	-	-	-
Unrecognised losses*	270,906	-	-	-	-	-	-	-

Book value of investment	-	-	215,788	65,828	55,863	164,619	121,630	70,738

Investments in equity-accounted investees	-	-	215,788	65,828	55,863	164,619	121,630	70,738

* Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details. In 2023, additional share of losses of $271 million were unrecognized as the carrying amount of ZIM has been reduced to zero.

**  Refer to Note 11.A.7 for deconsolidation of CPV Renewable

As of December 31, 2024 and December 31, 2023, the Group also has interests in a number of individually immaterial associates.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees (Cont’d)

2.	Condensed financial information with respect to results of operations

		CPV	CPV	CPV	CPV	CPV	CPV	CPV
	ZIM**	Renewable***	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	For the year ended December 31, 2024
	$ Thousands

Revenue	8,427,400	10,933	299,331	238,807	167,064	418,684	262,076	333,319

Income/(loss)*	2,147,700	(1,201)	102,619	11,480	(60,513)	119,665	14,599	9,356

Other comprehensive income *	3,600	1,658	6,168	20,157	6,996	(9,242)	(25,215)	(9,548)

Total comprehensive income	2,151,300	457	108,787	31,637	(53,517)	110,423	(10,616)	(192)

Kenon’s share of comprehensive income	101,492	304	27,197	14,598	(20,546)	28,710	(5,308)	(19)

Adjustments	(464)	(557)	(1,541)	600	4,229	696	(2)	(24)

Kenon’s share of comprehensive income presented in the books	101,028	(253)	25,656	15,198	(16,317)	29,406	(5,151)	(43)

		CPV	CPV	CPV	CPV	CPV	CPV	CPV
	ZIM**	Renewable***	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	For the year ended December 31, 2023
	$ Thousands

Revenue	5,162,200	-	273,763	238,800	134,805	395,779	239,165	145,380

Loss/income*	(2,695,600)	-	106,110	23,956	(74,767)	163,651	32,527	603

Other comprehensive income *	12,300	-	(17,066)	(25,678)	(18,728)	(31,270)	22,637	(12,310)

Total comprehensive income	(2,683,300)	-	89,044	(1,722)	(93,495)	132,381	55,164	(11,707)

Kenon’s share of comprehensive income	(279,236)	-	22,261	(431)	(35,089)	34,419	27,582	(1,171)

Adjustments	13,190	-	(1,928)	453	3,777	(54)	301	(11)

Kenon’s share of comprehensive income presented in the books	(266,046)	-	20,333	22	(31,312)	34,365	27,883	(1,182)

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees (Cont’d)

		CPV	CPV	CPV	CPV	CPV	CPV	CPV
	ZIM**	Renewable***	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	For the year ended December 31, 2022
	$ Thousands

Revenue	12,561,600	-	373,967	243,710	261,386	494,665	405,548	(2,722)

Loss/income*	4,619,400	-	98,907	33,249	6,853	47,436	69,138	(7,934)

Other comprehensive income *	(41,200)	-	15,730	6,419	16,301	22,616	1,178	53,814

Total comprehensive income	4,578,200	-	114,637	39,668	23,154	70,052	70,316	45,880

Kenon’s share of comprehensive income	1,023,567	-	28,659	9,917	8,690	18,214	35,158	4,588

Adjustments	558	-	(1,267)	458	3,554	(184)	413	-

Kenon’s share of comprehensive income presented in the books	1,024,125	-	27,392	10,375	12,244	18,030	35,571	4,588

*	Excludes portion attributable to non-controlling interest.

**	Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details

***	Refer to Note 11.A.7 for deconsolidation of CPV Renewable

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees (Cont’d)

B.	Additional information

ZIM

1.	Impairment assessment

For the purposes of Kenon’s impairment assessment of its investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”).

Year Ended December 31, 2024

As of December 31, 2024, Kenon does not have any equity interest in ZIM.

Year Ended December 31, 2023

As of December 31, 2023, the carrying amount of ZIM has been reduced to zero after taking into account the equity accounted losses of ZIM and therefore, no assessment of further impairment of ZIM was necessary. Further, as of December 31, 2023, Kenon did not identify any objective evidence that the previously recognized impairment loss no longer exists or the previously assessed impairment amount may have decreased, and therefore, in accordance with FRS 36, no reversal of impairment was recognized.

Year Ended December 31, 2022

Kenon identified indicators of impairment in accordance with FRS 28 as a result of a significant decrease in ZIM’s market capitalization towards the end of 2022. Therefore, the carrying value of Kenon’s investment in ZIM was tested for impairment in accordance with FRS 36.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees (Cont’d)

Kenon assessed the fair value of ZIM to be its market value as of December 31, 2022 and also assessed that, based solely on publicly available information within the current volatile shipping industry, no reasonable VIU calculation could be performed. As a result, Kenon concluded that the recoverable amount of its investment in ZIM is the market value. ZIM is accounted for as an individual share making up the investment and therefore no premium is added to the fair value of ZIM. Kenon measures the recoverable amount based on FVLCOD, measured at Level 1 fair value measurement under FRS 113.

Given that market value is below carrying value Kenon recognized an impairment of $929 million.

2.	Derivative transaction

In June 2024, Kenon entered into a collar transaction with an investment bank relating to an additional 5 million ZIM shares owned by Kenon. The collar transaction has a two-year term with settlement either in cash or in ZIM shares. On November 22, 2024, Kenon terminated the collar transaction that it put in place with respect to 5 million ZIM shares with no material impact on the financial statements. Further, Kenon also entered into a cash settled capped call transaction with respect to 5 million ZIM shares with a settlement date in June 2026.

The collar transaction and capped call transaction are recognized as derivative instruments measured at fair value through profit or loss. Refer to Note 29 for further information on the inputs used.

C.	OPC’s material equity-accounted investees

			Ownership interest as at December 31
	Note	Main location of company's activities	2024	2023
CPV Valley Holdings, LLC	9.C.1	New York	50%	50%
CPV, Three Rivers, LLC		Illinois	10%	10%
CPV Fairview, LLC		Pennsylvania	25%	25%
CPV Maryland, LLC	9.C.2	Maryland	75%	25%
CPV Shore Holdings, LLC	9.C.2	New Jersey	68%	38%
CPV Towantic, LLC		Connecticut	26%	26%

1.	CPV Valley Holdings, LLC (“CPV Valley”)

During 2023, CPV Valley’s financing agreement was amended and extended to May 31, 2026. On the signing date of the new financing agreement, CPV Valley repaid $55 million of the financing arrangement, of which shareholders’ loans of $17 million were extended to CPV Valley from OPC. Subsequently, the total loan amount under the new financing agreement is $415 million.

2.	Acquisition of additional interests in CPV Maryland and CPV Shore

On October 11, 2024, the acquisition of an additional 25% interest in the Maryland Power Plant was completed in accordance with the Acquisition Agreement (further to fulfillment of the conditions precedent and the payment of the consideration by CPV Group).

In addition, on December 12, 2024, the acquisition of an additional 31% interest in the Shore Power Plant and 25% in the Maryland Power Plant was completed for $188 million. Following the completion of the transactions, CPV Group has stakes of approximately 68% and 75% in associates CPV Shore and CPV Maryland, respectively.

Given the ownership interest held by the remaining interest holders in the associates, OPC continues to account for the investments in CPV Shore and CPV Maryland using the equity method.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 9 – Investment in Equity-accounted Investees (Cont’d)

The allocation of the purchase price to CPV Group’s share of the fair value of the identifiable assets and liabilities was carried out by an external independent appraiser, as detailed below:

$ Million
Property, plant and equipment	429
Loans	(292)
Other identifiable assets and liabilities	45
182

The fair value of property, plant and equipment was estimated in accordance with the DCF method by discounting the future cash flows of each project by the weighted average cost of capital post-tax. The DCF was performed for periods representing the estimated economic life of the power plants and was revised at the end of the forecast period, based on forecast market prices (specifically electricity margins and capacity) received from external, independent information sources, long-term inflation rate, based on relevant curves and the weighted average cost of capital.

Note 10 – Long-term investment (Qoros)

1.
As of December 31, 2024, the Group holds a 12% (2023: 12%) equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% (2023: 25%) equity interest and the remaining 63% (2023: 63%) interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million), resulting in Kenon’s and Chery’s interest in Qoros dropping from 50% each to 24% and 25%, respectively. This was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. The Investment Agreement provided Kenon with a put option over its remaining equity interest in Qoros.

3.	Kenon sells down from 24% to 12%

In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million). Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

Subsequent to the sale, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit and loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 10.2), was reclassified in the statement of financial position as a long-term investment (Qoros).

4.	Agreement to sell remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The total purchase price is RMB1.56 billion (approximately $245 million).

To date, the New Qoros Investor has failed to make any of the required payments under this agreement.

In the fourth quarter of 2021, Kenon started arbitration proceedings against the New Qoros Investor for breach of the agreement and Kenon also started litigation proceedings against the New Qoros Investor with regards to the New Qoros Investor’s obligations to Kenon’s pledged shares in relation to Qoros’ RMB 1.2 billion loan (as described below). As of December 31, 2024, the court proceedings are still ongoing.

As a result of the payment delay, Quantum had exercised the Put Option it has to sell its remaining shares to the New Qoros Investor.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 10 – Long-term investment (Qoros) (Cont’d)

5.	Fair value assessment

In September 2021, in light of the events described above, Kenon performed an assessment of the fair value of the long-term investment (Qoros) under FRS 113 Fair value measurement. Kenon concluded that the fair value of the long-term investment (Qoros) is zero. Therefore, in 2021 Kenon recognized a fair value loss of $235 million in its consolidated financial statements for the year ended 2021. There were no significant changes in circumstances in 2024 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

6.	Financial Guarantees Provision and Releases

As of December 31, 2024, Kenon has pledged substantially all of its interests in Qoros to secure Qoros’ RMB 1.2 billion loan facility. The New Qoros Investor was required to assume its pro rata share of pledge obligations. It has not yet provided all such pledges but has provided Kenon with a guarantee in respect of its pro rata share, and up to all, of Quantum's pledge obligations.

7.	Restrictions

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 11 – Subsidiaries

A.	Investments

OPC Energy Ltd.

OPC is a publicly-traded company whose securities are listed on the TASE. OPC is engaged in three reportable segments:

i.
generation and supply of electricity and energy in Israel to private customers, Israel Electric Company (“IEC”) and Noga – The Israel Independent System Operator Ltd. (“System Operator” or “Noga’), including initiation, development, construction and operation of power plants and facilities for energy generation;

ii.	generation and supply of electricity and energy in the United States using renewable energy, including development, construction and management of renewable energy power plants; and
iii.
generation and supply of electricity and energy in the United States using conventional (natural gas) power plants, including development, construction and management of conventional energy power plants in the United States.

Material subsidiaries

Set forth below are details regarding OPC’s material subsidiaries:

			Ownership interest as at December 31
	Note	Main location of company's activities	2024	2023
OPC Holdings Israel Ltd.	11.A.1	Israel	80%	80%
CPV Group LP	11.A.2	USA	70%	70%

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

1.	OPC Holdings Israel Ltd. (“OPC Holdings Israel”)

OPC Power Plants, directly holds most of OPC’s businesses in Israel, such as OPC Rotem Ltd. (“OPC Rotem”), OPC Hadera Ltd. (“OPC Hadera”), Tzomet Energy Ltd. (“OPC Tzomet”), OPC Sorek 2 Ltd. (“OPC Sorek 2”) and OPC Gat Power Plant (“Gat Partnership”). These businesses are mainly engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy.

In May 2022, OPC had entered into an agreement with Veridis Power Plants (“Veridis”) to form OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which will hold and operate all of OPC's business activities in the energy and electricity generation and supply sectors in Israel (“Veridis Transaction”).

Upon completion of the Veridis Transaction in 2023, OPC transferred to OPC Holdings Israel, among other things, its 80% interest in OPC Rotem, as well as other operations in Israel including OPC Hadera, OPC Tzomet, OPC Sorek, energy generation facilities on consumers’ premises and virtual electricity supply activities, and Veridis transferred its 20% interests in OPC Rotem to OPC Holdings Israel. In addition, Veridis invested approximately NIS 452 million (approximately $129 million) in cash in OPC Holdings Israel (after adjustments to the original transaction amount which totaled NIS 425 million (approximately $125 million)), of which approximately NIS 400 million (approximately $118 million) was used by OPC Rotem to repay a portion of the shareholders’ loans provided to OPC Rotem in 2021 by OPC and Veridis.

As a result of the Veridis Transaction, OPC holds 80% and Veridis holds the remaining 20% of OPC Holdings Israel, which holds 100% of the business activities in the energy and electricity generation and supply sectors in Israel transferred by OPC.

The Veridis transaction is accounted for in accordance with the provisions of FRS 103 – “Consolidated Financial Statements”. Accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests were recognized in capital reserve from transactions with non-controlling interests.

2.	CPV Group LP (“CPV Group”)

CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium periods. Refer to Note 9 for further details on associates of CPV Group.

3.	OPC Gat Power Plant (“Gat Partnership”)

On March 30, 2023, the transaction between OPC Power Plants, together with Dor Alon Energy in Israel (1988) Ltd. (“Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (the “Seller”) for purchase of the rights in a power plant located in Kiryat Gat Industrial Zone (“Gat Partnership”) was completed, and all rights in the Gat Partnership were transferred to OPC.

The transaction was completed for a consideration of NIS 870 million (approximately $242 million), after adjustments to working capital. Consideration of NIS 270 million (approximately $75 million) were paid to acquire all the rights in the Gat Partnership, and consideration of NIS 303 million (approximately $84 million) were used to repay the shareholders’ loan. The remaining consideration of NIS 300 million (approximately $83 million) represents a deferred consideration that was paid in 2023.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

Determination of fair value of identified assets and liabilities

The acquisition of the Gat Partnership was accounted for according to the provisions of FRS 103 - “Business Combinations”. On the Transaction Completion Date, OPC included the net assets of the Gat Partnership in accordance with their fair value.

$ Million
Cash and cash equivalents	1
Trade and other receivables	6
Property, plant, and equipment - facilities and electricity generation and supply license (1)	172
Property, plant, and equipment - land owned by the Gat Partnership (2)	23
Trade and other payables	(7)
Loans from former right holders (3)	(84)
Deferred tax liabilities	(19)
Identifiable assets, net	92
Goodwill (4)	61
Total consideration (5)	153

(1)
The Group applied FRS 103 and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was determined by an independent appraiser using the income approach, the MultiPeriod Excess Earning Method. The valuation methodology included several key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over 27 years from the acquisition date, considering an expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique (“DCF”) of 8%.
(3)	The loans were repaid immediately after the acquisition date.
(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Partnership and the Rotem Power Plant.
(5)	The consideration includes a cash payment of NIS 270 million (approximately $75 million) plus deferred consideration, whose present value is estimated at NIS 285 million (approximately $79 million).

The aggregate cash flows that were used by the Group as a result of the acquisition transaction:

$ Million
Cash and other cash equivalents paid (excluding consideration used to repay shareholders' loan)	152
Cash and other cash equivalents acquired	(1)
151

4.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC which holds a 70% interest, Clal Insurance Group which holds a 12.75% interest, Migdal Insurance Group which holds a 12.75% interest, and a corporation from Poalim Capital Markets which holds a 4.5% interest.

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority a of special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

OPC also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

The total investment undertaking and provision of shareholders’ loans provided by all partners under the Partnership Agreement pro rata to the holdings discussed above is $1,215 million. The amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

In 2021, OPC and the holders of the non-controlling interests provided OPC Power in partnership capital and loans of approximately $657 million and $204 million respectively. The loans are denominated in dollars and bear interest at an annual rate of 7%. The loan principal is repayable at any time, but not later than January 2028. The accrued interest is to be paid on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. In January 2021, the loans and rights of OPC Power were subsequently transferred to ICG Energy, Inc. OPC Power holds 99.99% of the CPV Group, and the remaining interest is held by the General Partner of the Partnership.

In 2022, the Limited Partners in the Partnership provided OPC Power with equity investments totaling $122 million (NIS 409 million) and provided it with loans for a total amount of $38 million (NIS 127 million), respectively, each in accordance with its proportionate share. As December 31, 2022, total investments in the Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to $779 million (approximately NIS 2,741 million), and $271 million (approximately NIS 953 million), respectively.

In 2023, OPC and non-controlling interests made equity investments in the partnership OPC Power Ventures LP (both directly and indirectly) of NIS 565 million (approximately $150 million), and extended NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. In September 2023, after utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

5.	Acquisition of CPV Group

On January 25, 2021 (“Transaction Completion Date”), the Group acquired 70% of the rights and holdings in CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc through the limited partnership, CPV Group LP (the “Buyer”). For the year ended December 31, 2021, the Group’s consolidated results comprised results of the CPV Group from Transaction Completion Date through to year end.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the sellers approximately $648 million, and about $5 million for a deposit which remains in the CPV Group.

OPC partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. OPC chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, OPC recorded an amount of approximately NIS 103 million (approximately $32 million) that was accrued in a hedge capital reserve to the investment cost in the CPV Group.

The contribution of the CPV Group to the Group’s revenue and consolidated loss from the acquisition date until December 31, 2021 amounted to $51 million and $47 million, respectively.

Following the acquisition of CPV Group, the fair value of identifiable assets and liabilities as of the acquisition date had been determined to be $580 million. Accordingly, goodwill of $105 million (including goodwill arising from hedging) was recognized, which reflects the potential of future activities of CPV Group in the market in which it operates.

6.	Acquisition of Mountain Wind Power Plant

In January 2023, CPV Group through its 100% owned subsidiary entered into an agreement to acquire all rights in four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of 81.5 MW.

On April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project for consideration of $175 million.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

Determination of fair value of identified assets and liabilities

The acquisition of the Mountain Wind Project was accounted for according to the provisions of FRS 103 - “Business Combinations”. On the Transaction Completion Date, OPC included the net assets of the Mountain Wind Project in accordance with their fair value.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

$ Million
Trade and other receivables	4
Property, plant, and equipment (1)	127
Intangible assets (1)	26
Trade and other payables	(1)
Liabilities in respect of evacuation and removal	(2)
Identifiable assets, net	154
Goodwill (2)	21
Total consideration	175

(1)
The fair value was determined using the DCF method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75% - 6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

7.	Harrison Street transaction

On August 16, 2024, investees of CPV Group entered into binding agreements with Harrison Street, an American private equity fund operating in the field of infrastructures (hereinafter - the “Investor”), where under the Investor will invest a total of $300 million (hereinafter - the “Total Investment Amount”) in CPV Renewable Power LP (hereinafter - “CPV Renewable”)  in consideration for 33.33% of the ordinary interests in CPV Renewable (hereinafter - the “Investor’s Interest”), in accordance with and subject to the main terms and conditions as detailed below (hereinafter - the “Agreement” and the “Transaction”, as the case may be ). The Transaction reflects a pre-money valuation of approximately $600 million for CPV Renewable.

The Investment Agreement includes, among other things, generally accepted representations and statements by CPV Corporations and the Investor, undertakings applicable to CPV Group, whose objective is mainly to ensure conduct in the ordinary course of business, and conditions precedent for completion of the Transaction, which include the absence of material adverse events as defined in the Agreement, and receipt of the regulator’s approval within a certain period.

On November 13, 2024, the conditions precedent for the completion of the Transaction were met (hereinafter - the "Transaction Completion Date").

On the Transaction Completion Date, $200 million was invested by the Investor and the balance of $100 million will be invested no later than September 30, 2025. On the Transaction Completion Date, the Investor’s Interests were allocated to the Investor.

Based on an analysis of the contractual rights awarded to the Investor, OPC reached the conclusion that, in accordance with the provisions of FRS 110, as of the Transaction Completion Date, OPC has lost control over CPV Renewable and, accordingly, from the Transaction Completion Date, it has deconsolidated CPV Renewable’ financial statements and will be applying the equity method to its investment in CPV Renewable.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

Following are details of assets and liabilities derecognized on deconsolidation date:

$ Million
Cash and cash equivalents	65
Trade and other receivables	19
Restricted deposits and cash	2
Property, plant and equipment	752
Right of use assets and deferred expenses	55
Intangible assets - PPAs and other agreements	110
Intangible assets - goodwill	126
Derivative financial instruments, net	(1)
Trade and other payables	(45)
Long-term loans from banking corporations and financial institutions	(308)
Long-term lease liabilities	(48)
Loan to ICG Energy	(85)
Other long‑term liabilities	(123)
Total assets, net derecognized upon deconsolidation	519

The fair value of CPV Renewable amounts to $897 million, with CPV Group’s share (66.67%) amounting to $594 million. The following is the calculation of the profit from loss of control:

$ Million
Fair value	594
Net assets attributable to the Group at deconsolidation date	(519)
Excess fair value	75
Transaction costs carried to profit or loss and others	(6)
Pretax income on loss of control in CPV Renewable	69
Tax expenses due to restructuring carried out prior to completing the transaction	(3)
Deferred tax expenses with respect to revaluation of investment to fair value	(19)
Post-tax income on loss of control in CPV Renewable	47

As of the approval date of the financial statements, OPC has yet to complete the attribution of acquisition cost to the identifiable assets and liabilities. Consequently, some of the fair value data are temporary and may change. The fair value of the investment in CPV Renewable of approximately $594 million was allocated mainly to operating projects, as detailed below:

$ Million
Cash and cash equivalents	203
Receivables in respect of deferred consideration from the partner in CPV Renewable	97
Property, plant and equipment	665
Bank loans	(388)
Other identifiable assets and liabilities	17
Total	594

The projects’ fair value was evaluated based on the following methodology:

1.	Projects under commercial operation or construction are based on DCF method by discounting the expected future cash flows of each project, by the weighted average cost of capital after tax.
2.	Backlog of projects under advanced development is at estimated based on fair value per KW and the likelihood of materialization as a function of the development stages.
3.	The backlog of projects under initial development is based on cost.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

The projects’ fair value is based on the following are the key assumptions:

1.	Forecast years represent the period spanning from 2024 to 2054 and are based on the estimate of the economic life of the power plants and their value as of the end of the forecast period.
2.
Market prices and capacity based on market prices are based on PPAs and market forecasts received from external and independent information sources, considering the relevant area and market for each project and the relevant regulation.

3.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction.
4.	An annual long-term inflation rate of 2.2%.
5.	Weighted Average Cost of Capital is calculated for each active material project and under construction separately and ranges between 6.25% and 7%.

The following are the aggregate cash flows that arose to the Group as a result of the transaction:

$ Million
Repayment of a loan granted by ICG Energy	85
Return on investment	16
Deconsolidation - Cash and cash equivalents of CPV Renewable	(65)
36

8.	Issuances of new shares by OPC

In February 2021, OPC issued to Altshuler Shaham Ltd. and entities managed by Altschuler Shalam (collectively, the “Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees was NIS 34 per ordinary share, and the gross proceeds from the issuance was about NIS 350 million (approximately $106 million). The issuance expenses were about NIS 4 million (approximately $1 million). Accordingly, the Group recognized $63 million in non-controlling interests and $42 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In July 2022, OPC issued to the public 9,443,800 ordinary shares of NIS0.01 par value each. The issuance was carried out by way of uniform offering with a quantity range, and a tender for the unit price and quantity. Gross issuance proceeds amounted to NIS 331 million (approximately $94 million), and issuance expenses were approximately NIS 9 million (approximately $2 million). Kenon took part in the issuance, and was issued 3,898,000 ordinary shares for a gross amount of $39 million.

In September 2022, OPC issued to qualified investors 12,500,000 ordinary shares of NIS 0.01 par value each. Gross issuance proceeds amounted to NIS 500 million (approximately $141 million), and issuance expenses were approximately NIS 6 million (approximately $1 million). Kenon did not take part in the issuance.

Following completion of the share issuances in 2022, Kenon registered a decrease of 4% in equity interest in OPC from 59% to 55%. Accordingly, the Group recognized $136 million in non-controlling interests and $58 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In July 2024, OPC issued to the public 31,250,000 ordinary shares of NIS 0.01 par value each, of which 16,707,400 ordinary shares were issued to Kenon for a gross amount of $118 million. The issuance was by way of a uniform offering with a range of quantities, and a tender on the price per unit and the quantity. The gross proceeds of the issuance amounted to approximately $220 million (NIS 800 million). The issuance expenses amounted to approximately $6 million (approximately NIS 21 million).

Following completion of the share issuances in 2024, Kenon registered a decrease in equity interest in OPC from 54.7% to 54.5%.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

9.
Rights issuance

In September 2021, OPC issued rights to purchase 13,174,419 ordinary OPC shares of NIS 0.01 per value each (hereinafter - the “Rights”), in connection with the development and expansion of OPC’s activity in the USA. The Rights were offered such that each holder of ordinary shares of OPC who held 43 ordinary shares was entitled to purchase one right unit comprising of three shares at a price of NIS 75 (NIS 25 per share). Through the deadline for exercising the rights, notices of exercise were received for the purchase of 13,141,040 ordinary shares (constituting approximately 99.7% of the total shares offered in the rights offering). The gross proceeds from the exercised rights amounted to approximately NIS 329 million (approximately $102 million).
In October 2021, Kenon exercised rights for the purchase of approximately 8 million shares for total consideration of approximately NIS 206 million (approximately $64 million), which included its pro rata share and additional rights it purchased during the rights trading period plus the cost to purchase these additional rights. As a result, Kenon then held approximately 58.8% of the outstanding shares of OPC. Accordingly, the Group recognized $41 million in non-controlling interests and $60 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.
Following completion of the share issuance as described in Note 11.9 and the above rights issuances in 2021, Kenon registered a decrease in equity interest in OPC from 59% to 55%. Accordingly in 2021, the Group recognized $104 million in non-controlling interests and $38 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

10.
Impairment of assets

On April 17, 2024, the Israeli government rejected National Infrastructures Plan (“NIP”) 20B, for the construction of a natural gas-fired power generation plant (hereinafter - “Hadera 2 Project”). As a result, OPC assessed the recoverable amount of the Hadera 2 Project in its consolidated financial statements in accordance with the provisions of FRS 36, and accordingly recognized an impairment loss of approximately NIS 31 million (approximately $8 million). In June 2024, OPC filed a petition to the High Court of Justice and is considering further steps including legal action and other alternatives to the use of the site.
These impairment losses were recognized as part of the financial statement caption “Other (expenses)/income, net”.

11.
Dividends

Following the growth strategy adopted by OPC and the expansion of operation targets in recent years, taking into account OPC’s financial strength, from March 2024, OPC’s dividend distribution policy will be suspended for two years. After the said suspension period, the Board of Directors will discuss the possible resumption of the dividend distribution policy and its applicability to the circumstances, if any.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2024, 2023 and 2022 that has material NCI:

	As at and for the year ended December 31,
	2024	2023	2022
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	59.73%	59.97%	56.20%
Current assets	368,586	460,810	419,636
Non-current assets	2,940,193	3,018,434	2,289,101
Current liabilities	(176,725)	(353,735)	(184,418)
Non-current liabilities	(1,371,291)	(1,679,847)	(1,283,445)
Net assets	1,760,763	1,445,662	1,240,874
Carrying amount of NCI	1,051,754	866,915	697,433

Revenue	751,304	691,796	573,957
Profit after tax	52,638	46,955	65,352
Other comprehensive income	757	(38,017)	(11,249)
Profit attributable to NCI	36,414	25,030	37,007
OCI attributable to NCI	2,834	(24,624)	(568)
Cash flows from operating activities	206,929	134,973	62,538
Cash flows used in investing activities	(465,739)	(594,303)	(328,610)
Cash flows from financing activites excluding dividends paid to NCI	242,755	503,245	285,898
Effect of changes in the exchange rate on cash and cash equivalents	2,179	(7,435)	(13,545)
Net (decrease)/increase in cash and cash equivalents	(13,876)	36,480	6,281

* The NCI percentage represents the effective NCI of the Group

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 12 – Property, Plant and Equipment, Net

A.	Composition

	Roads, buildings and leasehold improvements	Facilities, machinery and equipment	Wind turbines	Office furniture and equipment	Assets under construction	Other	Total
	$ Thousands
Cost
Balance at January 1, 2023	77,605	722,367	29,992	406	552,588	75,379	1,458,337
Additions	2,915	3,977	-	5	269,502	34,800	311,199
Disposals	(590)	(3,841)	-	-	(11,235)	(39,960)	(55,626)
Reclassification	9,316	334,132	160,666	-	(504,114)	-	-
Acquisitions through business combination	23,667	159,036	126,200	-	-	6,307	315,210
Differences in translation reserves	(1,584)	(13,265)	-	-	(16,371)	(1,308)	(32,528)

Balance at December 31, 2023	111,329	1,202,406	316,858	411	290,370	75,218	1,996,592
Additions	1,902	17,334	1,356	13	246,872	15,740	283,217
Disposals	(448)	(6,459)	-	-	(8,442)	(3,455)	(18,804)
Deconsolidation*	(8,083)	-	(417,098)	-	(338,668)	(7,425)	(771,274)
Reclassification	-	9,695	98,884	-	(108,579)		-
Differences in translation reserves	(590)	(6,356)	-	-	(597)	(83)	(7,626)

Balance at December 31, 2024	104,110	1,216,620	-	424	80,956	79,995	1,482,105

Accumulated depreciation
Balance at January 1, 2023	18,445	215,505	1,651	315	-	-	235,916
Additions	3,993	47,661	5,007	81	-	-	56,742
Disposals	(235)	(4,426)	-	-	-	-	(4,661)
Differences in translation reserves	(471)	(5,759)	-	-	-	-	(6,230)

Balance at December 31, 2023	21,732	252,981	6,658	396	-	-	281,767
Additions	4,024	55,652	10,322	14	-	-	70,012
Disposals	(438)	(6,459)	-	-	-	-	(6,897)
Deconsolidation*	(1,232)	-	(16,980)	-	-	-	(18,212)
Differences in translation reserves	(85)	(697)	-	-	-	-	(782)

Balance at December 31, 2024	24,001	301,477	-	410	-	-	325,888

Carrying amounts
At January 1, 2023	59,160	506,862	28,341	91	552,588	75,379	1,222,421
At December 31, 2023	89,597	949,425	310,200	15	290,370	75,218	1,714,825
At December 31, 2024	80,109	915,143	-	14	80,956	79,995	1,156,217

*          Relates to deconsolidation of CPV Renewable. Refer to Note 11.A.7 for further information.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 12 – Property, Plant and Equipment, Net (Cont’d)

B.	The amount of borrowing costs capitalized in 2024 was approximately $7 million (2023: $22 million).

C.	Fixed assets purchased on credit in 2024 was approximately $7 million (2023: $31 million).

D.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2024	2023
	$ Thousands
Depreciation and amortization included in gross profit	85,640	78,025
Depreciation and amortization charged to selling, general and administrative expenses	7,797	12,914
Depreciation and amortization from continuing operations	93,437	90,939

Note 13 – Intangible Assets, Net

A.	Composition:

	Goodwill	PPA*	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2023	138,613	110,446	16,953	266,012
Additions	-	-	13,738	13,738
Acquisitions through business combination	80,761	25,968	-	106,729
Impairment	(6,196)	-	-	(6,196)
Translation differences	559	-	(225)	334

Balance as at December 31, 2023	213,737	136,414	30,466	380,617
Additions	-	-	6,615	6,615
Impairment	(5,258)	-	(1,049)	(6,307)
Translation differences	(78)	-	(14)	(92)
Others	-	-	(634)	(634)
Deconsolidation*	(126,364)	(136,414)	(19,281)	(282,059)

Balance as at December 31, 2024	82,037	-	16,103	98,140

Amortization
Balance as at January 1, 2023	21,455	21,516	2,246	45,217
Amortization for the year	-	11,115	3,036	14,151
Translation differences	-	-	(35)	(35)

Balance as at December 31, 2023	21,455	32,631	5,247	59,333
Amortization for the year	-	10,788	1,924	12,712
Translation differences	-	-	(6)	(6)
Reclassification	-	1,354	(1,354)	-
Others	-	-	(622)	(622)
Deconsolidation*	-	(44,773)	(313)	(45,086)

Balance as at December 31, 2024	21,455	-	4,876	26,331

Carrying value
As at January 1, 2023	117,158	88,930	14,707	220,795
As at December 31, 2023	192,282	103,783	25,219	321,284
As at December 31, 2024	60,582	-	11,227	71,809

*          Relates to the power purchase agreement from the acquisition of CPV Keenan, which is part of the CPV Group.

**         Relates to deconsolidation of CPV Renewable. Refer to Note 11.A.7 for further information.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 13 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life

	As at December 31,
	2024	2023
	$ Thousands
Intangible assets with a finite useful life	11,222	128,998
Intangible assets with an indefinite useful life	60,587	192,286
	71,809	321,284

C.	Impairment testing of goodwill arising from the acquisition of Gat Power Plant

As of December 31, 2024, goodwill of $61 million, which arose as part of the acquisition of the Gat Power Plant reflects the synergy between the activities of the power plants in Israel, whose business model is based on sale to private customers (OPC Rotem, OPC Hadera and Gat Power Plant).

The annual impairment testing of goodwill as of December 31, 2024, was carried out at the level of the cash-generating unit comprising mainly the three power plants (hereinafter - the “the OPC Power Plant Cash-Generating Unit”), since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes. The impairment testing was carried out by calculating the recoverable amount of the OPC Power Plant Cash-Generating Unit only based on the DCF method.

Set forth below are the key assumptions used in the impairment testing:

1.	Forecast years - represent the period spanning from 2025 to 2043 and are based on the estimate of the economic life of the power plant and its value as at the end of the forecast period.
2.	Generation Component forecasts and natural gas prices, which are not backed by an agreement are based on market forecasts received from external and independent information sources.
3.	The annual long-term inflation rate of 2.5%.
4.	Weighted average cost of capital of 8%.

As of December 31, 2024, the recoverable amount of the OPC Power Plants Cash-Generating Unit is estimated to be NIS 4 billion ($1 billion), which exceeds the carrying amount of the cash-generating unit and therefore, no impairment loss was recognized.

Note 14 – Long-Term Prepaid Expenses and Other Non-Current Assets

	As at December 31,
	2024	2023
	$ Thousands
Deferred expenses, net (1)		7,786
Loan to associated company (2)	32,178	30,138
Contract costs	6,576	6,347
Other non-current assets	2,841	8,071
	41,595	52,342

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 15 – Loans and Debentures

The following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 29, in connection with financial instruments.

	As at December 31
	2024	2023
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	22,347	107,739
Non-convertible debentures	58,222	52,980
Others	3,950	8,908
	84,519	169,627
Non-current liabilities
Loans from banks and others	726,625	906,243
Non-convertible debentures	455,955	454,163
	1,182,580	1,360,406

Total	1,267,099	1,530,033

A.1	Classification based on currencies and interest rates

	As at December 31,
	2024	2023
	$ Thousands
Debentures (1)
In shekels(1)	514,177	507,143

Loans from banks and others (2)
In shekels	752,922	1,022,890

	1,267,099	1,530,033

1.	Annual interest rates between 2.5% to 6.2% (2023: 2.5% to 2.75%).
2.	Hadera: Annual interest between 2.4% to 3.9% (for the linked loans) and between 3.6% to 5.4% (for the unlinked loans); OPC Israel: Annual interest of prime plus 0.3% to 0.4%

As of December 31, 2024 and 2023, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries, and OPC and its subsidiaries complied with all of its financial covenants.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 15 – Loans and Debentures (Cont’d)

A.2	Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2024	912,359	129,461	526,784	(14,905)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,105
Receipt of loans	534,710	28,380	52,349	-
Repayment of debentures and loans	(527,941)	(20,334)	(52,631)	-
Interest paid	(49,214)	(843)	(10,844)	-

Net cash (used in)/provided by financing activities	(42,445)	7,203	(11,126)	2,105

Effect of changes in foreign currency exchange rates	(18,364)	(4,619)	(21,360)	24,647
Interest and CPI expenses	71,534	9,066	24,194	(2,937)
Changes in fair value, application of hedge accounting and other	(310)	-	(4,315)	4,278
Business combination	(310,963)	-	-	(1,004)

Balance as at December 31, 2024	611,811	141,111	514,177	12,184

	Financial liabilities (including interest payable)
	Loans and credit	Loans from holders of interests that do not confer financial control	Debentures	Financial instruments designated for hedging
	$ Thousands

Balance as at January 1, 2023	516,195	124,152	526,771	(16,087)
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments, net	-	-	-	2,385
Receipt of loans	405,460	30,357	-	-
Repayment of debentures and loans	(123,237)	(33,389)	(8,451)	-
Interest paid	(30,270)	(593)	(6,133)	-

Net cash provided by/(used in) financing activities	251,953	(3,625)	(14,584)	2,385

Effect of changes in foreign currency exchange rates	(533)	2,218	-	(241)
Interest and CPI expenses	51,180	7,179	21,658	(3,027)
Changes in fair value, application of hedge accounting and other	10,179	(463)	(7,061)	2,065
Business combination	83,385	-	-	-

Balance as at December 31, 2023	912,359	129,461	526,784	(14,905)

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 15 – Loans and Debentures (Cont’d)

1.	Long-term loans from banks and others

A.	Gat Financing Agreement

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (“Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the construction of the Gat Power Plant. As part of the financing agreement, Bank Leumi advanced to the Gat Partnership a long-term loan at the total amount of NIS 450 million (approximately $128 million). The loan will be repaid in quarterly installments, starting from September 25, 2023, and the final repayment date is May 10, 2039 (subject to the stipulated early repayment provisions).

The loan will bear an annual interest equal to the Prime interest adjusted by a spread ranging from 0.4% to 0.9% per annum. The Gat Financing Agreement contains provisions on converting the interest on the said loan from a variable interest to a fixed and unlinked interest. The loan will bear the unlinked government bond interest, as defined in the agreement, adjusted by a 2.05% to 2.55% spread.

To secure the Gat Financing Agreement, there are collateral on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement). In addition, a lien was placed on the rights of the entities holding the Gat Partnership. On the Completion Date, OPC and Veridis, each in accordance with its proportionate (indirect) share in the Gat Partnership, as well as OPC Power Plants, made a guarantee to pay all principal and accrued interest payments, in connection with the completion of the registration of the collateral and the payment of the deferred consideration balance under the circumstances and subject to the terms set in the said letter of guarantee.

Distributions by the Gat Partnership is subject to a number of conditions described in the said loan agreement, including, among other things: compliance with the following financial covenants: Historic debt service coverage ratio (“DSCR”) and Average Projected DSCR and loan life coverage ratio at a minimal rate of 1.15, a first quarterly principal and interest payment will be made, the provisions of the agreement will be complied with, and no more than four distributions will be carried out in a 12-month period.

In March 2023, the Gat Partnership, the entities holding the Gat Partnership, including OPC Power Plants, and Bank Leumi signed an equity subscription agreement, under which the said entities and OPC Power Plants made certain undertakings (debt service and equity capital requirements, guarantees, meeting certain financial covenants) toward Bank Leumi in connection with the Gat Partnership's activity.

B.	OPC Rotem financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem Financing Agreement”) with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”).

In October 2021, the early repayment of the full outstanding balance of OPC Rotem’s project financing of amount NIS 1,292 million (approximately $400 million) (including early repayment fees as described below) was completed. A debt service reserve and restricted cash of amount NIS 125 million (approximately $39 million) were also released. As part of the early repayment, OPC Rotem recognized a one-off expense totaling NIS 244 million (approximately $75 million) in 2021, in respect of an early repayment fee of approximately NIS 188 million (approximately $58 million), net of tax.

In proportion to their interests in OPC Rotem, OPC and Veridis extended to OPC Rotem loans for the financing of the early repayment of amounts NIS 904 million (approximately $291 million) and NIS 226 million (approximately $72 million), respectively, totaling NIS 1,130 million (approximately $363 million) (hereinafter - the “Shareholders’ Loans”). The Shareholders' Loans bear annual interest at the higher of 2.65% or interest in accordance with Section 3(J) of the Israel Income Tax Ordinance, whichever is higher. The Shareholders’ Loans shall be repaid in quarterly unequal payments in accordance with the mechanism set in the Shareholders’ Loans agreement, and in any case no later than October 2031. A significant portion of OPC’s portion of NIS 904 million (approximately $280 million), was funded by the issuance of Series C debentures as described in Note 15.2.A.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 15 – Loans and Debentures (Cont’d)

C.	Loan facilities in OPC

On August 11, 2024 (“Financial Closing Date”) OPC Israel (the “Borrower”) - engaged in two financing agreements with Bank Hapoalim Ltd. and Bank Leumi B.M. for the provision of loans at the total amount of approximately $443 million (approximately NIS 1.65 billion), which served mainly for early repayment of existing project financing of OPC Tzomet and Gat and for the financing of the Borrower’s activity as defined in the financing agreements.

In connection with the above, OPC recognized a one-off finance expense of approximately $13 million (approximately NIS 49 million) from the loss of extinguishment of financial liabilities, which approximately $3 million (approximately NIS 12 million) in respect of early repayment fees.

D.	OPC Power – Shareholder Loans

In 2023, OPC and non-controlling interests invested in the equity of the partnership OPC Power (both directly and indirectly) a total of approximately NIS 565 million (approximately $150 million) and extended by approximately NIS 175 million (approximately $45 million) in loans, based on their stake in the partnership. The loans are denominated in US Dollars and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. After utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by $100 million (OPC’s share in the facility is $70 million).

2.	Debentures

A.	Series C Debentures

In September 2021, OPC issued Series C debentures at a par value of NIS 851 million (approximately $266 million), with the proceeds designated primarily for the early repayment of OPC Rotem’s financing (refer to Note 15.1.B). The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The issuance expenses amounted to about NIS 9 million (approximately $3 million). OPC is required to comply with certain financial covenants and restrictions.

B.	Series D Debentures

In January 2024, OPC issued Series D Debentures with a par value of approximately NIS 200 million (approximately $55 million) (hereinafter – “Series D Debentures”), with the proceeds of the issuance to be used for the OPC’s needs, including to refinance current financial debt. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 6.2%. The principal and interest for Series D Debentures will be repaid in unequal semi-annual payments (on March 25, and September 25 of each of the years), starting from March 25, 2026 in relation to the principal and September 25, 2024 in relation to interest.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 16 – Trade and Other Payables

	As at December 31,
	2024	2023
	$ Thousands

Trade Payables	58,293	70,661
Liability to tax equity partner (1)	-	74,466
Accrued expenses and other payables	5,673	8,256
Government institutions	4,945	1,204
Employees and payroll institutions	17,354	14,573
Interest payable	5,362	4,984
Others	2,364	7,754
	93,991	181,898

1. 2023 relates to deferred income in respect to ITC grant. Refer to Note 11.A.7 for further information.

In 2023, other non-current liabilities included approximately $79 million deferred income in respect to ITC grant.

Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses

A)	The Group leases the following items:

i)	Land

In Israel, the leases are typically entered into with government institutions for the construction and operation of OPC Power Plants’s power plants. They typically run for a period of more than 20 years, with an option for renewal. In the United States, the leases are typically entered into with private companies or individuals for the development, construction and operation of the CPV Group’s power plants.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 18.B.

iii)	Offices

The leases range from 3 to 9 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

B)	Right-of-use assets

	As at December 31, 2024
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	91,493	(3,572)	(42,726)	45,195
PRMS facility	14,534	(1,229)	(97)	13,208
Offices	10,950	(2,327)	(143)	8,480
Long-term deferred expenses	57,538	(1,466)	52,502	108,574
	174,515	(8,594)	9,536	175,457

	As at December 31, 2023
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	76,963	(3,770)	18,300	91,493
PRMS facility	13,977	(1,209)	1,766	14,534
Offices	8,353	(2,538)	5,135	10,950
Long-term deferred expenses	27,491	(1,246)	31,293	57,538
	126,784	(8,763)	56,494	174,515

C)	Amounts recognized in the consolidated statements of profit & loss and cash flows

	As at December 31,	As at December 31,
	2024	2023
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	872	689

Total cash outflow for leases	2,968	2,692

D)	Land lease agreements

i)	Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 8.5 hectares for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfilment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. Tzomet Netiv Limited Partnership (“Joint Company’) own the rights in the Land, and the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 17 – Right-Of-Use Assets, Net, Lease Liabilities and Long-term Deferred Expenses (Cont’d)

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. In January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 MW was NIS 200 million (approximately $62 million) (the “Final Assessment”). In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by 25% of said difference.

In January 2023, a decision was made regarding the initial appeal, whereby the amount of the Final Assessment was reduced to NIS 154 million (approximately $44 million), excluding VAT. In May 2023, OPC Tzomet filed an appeal on the said decision and in October 2024, OPC Tzomet withdrew its appeal on the decision. Accordingly, OPC Tzomet has paid ILA subsequent to the report date and has been refunded the guarantee of approximately $16 million (approximately NIS 58 million) it had paid to ILA.

ii)	Ramat Beka renewable energy project

On May 10, 2023, OPC (through OPC Power Plants Ltd.) won the tender issued by Israel Lands Administration (hereinafter - “ILA”) for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approximately 227 hectares. The bid submitted by OPC for all three compounds, in aggregate, was approximately NIS 484 million (approximately $133 million).

On July 23, 2024 OPC Power Plants received purchase tax assessments in connection with the project amounting to approximately $8 million (approximately NIS 29 million). OPC Power Plants disagrees with the Israel Tax Authority’s position and its financial demands included in the purchase tax assessments and intends to file an objection against the purchase tax assessment.

On June 30, 2024, OPC has also won a further tender issued by the Israel Land Authority for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to two compounds with an aggregate area of approximately 161.7 hectares (hereinafter - the “Two Compounds”), which are adjacent to the compounds in respect of which OPC won the previous tender. OPC’s bids in this tender were approximately $236 million  (NIS 890 million), in the aggregate, for the Two Compounds. In September 2024, a further amount was paid of $49 million (NIS 178 million), which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents.

In December 2024, OPC Power Plants signed a binding agreement to supply solar panels for the Ramat Beka project with a global supplier (hereinafter – the “Panel Supplier”), to purchase solar panels with a capacity of up to 500 MW and at a total estimated cost of NIS 185 million ($50 million).

iii)	Backbone lease of land

In 2023, an agreement for the lease of land for the Backbone project was entered into. The term of the agreement is 37 years, with an option to extend the term by five further periods of seven years each. Lease liability and right-of-use asset of NIS 122 million (approximately $33 million) were recognized.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 18 – Contingent Liabilities and Commitments

A.	Contingent Liabilities

1.	OPC Rotem Power Purchase Agreement

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of default of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers.

IEC raised contentions regarding past accountings in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by the System Operator, and collection differences due to non-transfer of meter data in the years 2013 through 2015. In addition, IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by OPC Rotem during performance of tests. OPC Rotem’s position regarding the matters referred to by IEC, based on its legal advisors, is different and talks are being held between the parties.

In March 2022, OPC Rotem and the IEC signed a settlement agreement regarding past accounting in respect of the acquisition cost of energy for OPC Rotem’s customers in a case of a load reduction of the plant by Noga, and collection differences due to non-transfer of meter data between 2013 and 2015. As part of the settlement, OPC Rotem paid a total of approximately $2 million (approximately NIS 5.5 million) to the IEC. Subsequent to this, the System Operator contacted OPC Rotem with a claim that OPC Rotem had transmitted excess energy without coordinating the transmission with the System Operator, to which OPC Rotem disputes the claim.

As of December 31, 2024, in OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2024. Therefore, no provision was included in the financial statements.

2.	Amendment to the Excise Tax on Fuel Ordinance

In September 2024, an amendment to the Fuel Excise Tax Ordinance (Imposition of Excise Tax) went into effect, as from January 1, 2025. The amended ordinance includes an increase of the excise tax rates applicable to various types of fuels, including natural gas, such that in 2025, the excise tax on natural gas will increase from NIS 19 to NIS 33 and will continue to increase in a graduated manner until reaching a maximum excise tax of NIS 192 in 2030. The increase in the excise tax rate on natural gas is expected to increase the cost of natural gas for the Company; the Company estimates that some of the effect may be mitigated as a result of an increase in the Company’s revenues, provided that the generation component will be increased and subject to the effect of such a possible increase, for the Company, in the price of natural gas, which is linked to the generation component. As of the report approval date, the effect of the amendment to the Excise Tax Ordinance on the Company’s results in Israel over time cannot be estimated. With respect to 2025, the Company believes that the amended Excise Tax Ordinance is not expected to have a material effect on its results.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 18 – Contingent Liabilities and Commitments (Cont’d)

3.	Agreement for the sale of surplus electricity in OPC Rotem

On August 18, 2024, an agreement was signed for the purchase and sale of surplus electricity between Rotem and a third party holding an electricity generation license (hereinafter - the “Electricity Producer”); the term of the agreement is five years.

As part of the agreement, Rotem undertakes to sell to the Electricity Producer and the Electricity Producer undertakes to purchase from Rotem surplus quantities of electricity, during certain demand hour clusters, at a discount set from the general energy demand management rate (DSM Tariff) (hereinafter - the “Contractual Discount”); in relation to surplus electricity in other demand hour clusters, which were defined, the parties will give certain priority under agreed conditions. Under the provisions of the agreement, the sale of surpluses shall be carried up in accordance with set maximum and minimum quantities. Furthermore, the agreement includes additional provisions and arrangements regarding early termination thereof and provisions which are generally accepted in agreements for the purchase of surplus electricity.

4.	Construction agreements

a.	OPC Hadera

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about approximately $185 million (approximately NIS 639 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”).

IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities. In addition, as part of an addendum to OPC Hadera’s construction agreement which was signed in October 2018, the parties agreed to waiver of past claims up to the signing date of the addendum.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance. The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate of $36 million.

According to the Construction Agreement, OPC Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor. In 2022, OPC Hadera deducted a total of $14 million from amounts payable to the construction contractor in respect of the final milestones.

In December 2023, Hadera and the Construction Contractor signed a settlement agreement, according to which, among other things, in exchange for the withdrawal from, and full and final settlement of, the parties' claims in connection with the disputes between Hadera and the Construction Contractor that are the subject of the arbitration proceeding, the Contractor will pay Hadera compensation in the amount of approx. NIS 74 million (approximately  $21 million) (hereinafter - the "Compensation Amount"). It is clarified that the Compensation Amount includes the amounts offset by Hadera for the Construction Contractor totaling approximately $14 million, as mentioned above, such that the net balance of the Compensation Amount is approximately NIS 25 million (approximately $7 million). In addition, following the payment of the remaining Compensation Amount, the contractor's guarantees were released in accordance with the terms and conditions stipulated in the settlement agreement, and the Construction Contractor is entitled to a final acceptance certificate of the power plant under the construction agreement. Upon the signing of the settlement agreement, the arbitration proceeding between the parties also concluded.

As a result of the signing of the settlement agreement with the Construction Contractor, in 2023, OPC Hadera recognized in its statement of income approximately NIS 41 million (approximately $11 million) income before tax and the remaining of approximately NIS 33 million (approximately $9 million) against property, plant and equipment.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 18 – Contingent Liabilities and Commitments (Cont’d)

b.	OPC Sorek 2

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility”) with a generation capacity of about 87 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel. OPC undertook to construct the Sorek B Generation Facility within 24 months from the date of approval of the National Infrastructure Plan (approved in November 2021), and to supply energy at a specific scope of capacity to the Sorek B Desalination Facility.

OPC Sorek 2’s share of the amount payable to the construction contractor is estimated at approximately $42 million. The construction agreement includes provisions of capped agreed compensation in respect of delays, non-compliance with execution and availability requirements. The agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

As a result of the outbreak of the War, Construction Contractor served OPC Sorek 2 with a force majeure notice and OPC Sorek 2 served on its behalf a force majeure notice to IDE. As detailed in Note 2.D.E, it is not possible to assess the effect of the War on OPC and its results of operations, in the short and medium term.

5.	Agreements for the acquisition of natural gas

a.	OPC Rotem and OPC Hadera

OPC Rotem and OPC Hadera has an agreement with Tamar Group in connection to the supply of natural gas to the power plants. Both OPC Rotem and OPC Hadera undertook to continue to consume all the gas required for its power plants from Tamar Group (including quantities exceeding the minimum quantities) up to the completion date of the commissioning of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir.

In December 2017, OPC Rotem, OPC Hadera, Israel Chemicals Ltd. and Bazan Ltd., engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas. In 2020, Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

Due to the delay in supply of the gas from the Karish Reservoir, OPC Rotem and OPC Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at present gas prices, which is higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean, and in turn, a delay in supply of the gas from the Karish Reservoir, will have an unfavorable impact on OPC’s profits. In the agreements with Energean, compensation for delays had been provided, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” is lower. It is noted that the damages that will be caused to OPC stemming from a delay could exceed the amount of the said compensation.

In 2021, OPC Rotem and OPC Hadera received reduced compensation of approximately $3 million (approximately NIS 9 million) and approximately $2 million (approximately NIS 7 million), respectively.

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas supplied by OPC Rotem and OPC Hadera.

Energean issued OPC Hadera with a notice regarding the completion of the commissioning in relation to the OPC Hadera agreement and OPC Rotem agreement on February 28, 2023 and March 25, 2023 respectively. On March 26, 2023, Energean issued OPC Rotem with a notice in relation to commencement of commercial operation.

OPC Rotem and OPC Hadera recognized contractual financial amount in respect of a netting arrangement by bringing forward of the reduction notice. The total amount of NIS 18 million (approximately $5 million) was offset from cost of goods sold.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 18 – Contingent Liabilities and Commitments (Cont’d)

6.	Other contingent liabilities

a.	Bazan electricity purchase claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Bazan. The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between Bazan and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of Bazan shareholders on the relevant dates. The respondents to the request include Bazan, OPC Rotem, the Israel Corporation Ltd. and the members of Bazan's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied. Negotiations are being held for entering into a compromise agreement that will settle a lawsuit against Rotem and others, which was filed in July 2022.

In February 2023 the court handed down a judgment that approved the settlement agreement and OPC Rotem paid NIS 2 million (approximately $523 thousand), representing its share as set out in the settlement agreement.

b.	Oil Refineries Ltd. (now known as “Bazan”) gas purchase claim

In January 2018, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim by a shareholder of Bazan against former and current directors of Bazan, Israel Chemicals Ltd., OPC Rotem, OPC Hadera and IC (collectively the "Group Companies"), over: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners, (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”) and (3) transaction for sale of surplus gas to Bazan.

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Evidentiary hearings were held in the second half of 2021, after which summations were submitted in November 2022. In November 2023, the Court dismissed the entire motion.

c.	Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into an investment agreement with a tax equity partner totaling approximately $82 million in the Maple Hill project (hereinafter - the “Project”). Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (“ITC”) at a higher rate of 40%, and participation in the distributable free cash flow from the project. In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes.

In December 2023, the terms and conditions for the commercial operation of the project were fully met in accordance with the tax equity investment agreement in the project, and the tax equity partner completed its entire investment in the project.

Immediately prior to the completion of the advancement of the tax equity partner’s investment, CPV Group and a third party entered into an agreement for the sale of the ITC grant in consideration for approximately $75 million, which constitutes approximately 95% of its nominal value. In 2024, CPV Group received consideration in respect of the sale of the ITC grant amounting to approximately $75 million (approximately NIS 278 million) and transferred the sale consideration to the tax equity partner. Accordingly, the said sale amount was derecognized from “Other current assets” and from “Trade and other payables”.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 18 – Contingent Liabilities and Commitments (Cont’d)

B.	Commitments

a.	OPC Power Plants

OPC entered into long-term service maintenance contracts for its operating power plants. The number of maintenance hours and price are specified in the agreements.

OPC entered into long-term infrastructure contracts with Israel National Gas Lines Ltd. (“INGL”) for use of PRMS at its operating power plants. The price is specified in the agreements.

OPC entered into long-term PPAs with its customers (of which some included construction of generation facilities) for sale of electricity and gas. The supply quantity, period and pricing are specified in the agreements. OPC has also entered into long-term PPAs with its suppliers for purchase of electricity and gas. The minimum purchase quantity, period and pricing are specified in the agreements.

OPC entered into long-term construction agreements for constructing its power plants. The price, technical and engineering specifications, and work milestones are specified in the agreements.

b.	CPV Group

In June 2023, CPV Group entered into an Engineering, Procurement and Construction ("EPC”) agreement with a construction contractor in respect of the Backbone project. As of the approval date of the financial statements, the total consideration in the EPC agreement was set at a fixed amount of NIS 650 million (approximately $175 million), which will be paid in accordance with the milestones set in the EPC agreement.

Note 19 – Share Capital and Reserves

A.	Share Capital

	Company No. of shares (’000)
	2024	2023
Authorised and in issue at January, 1	52,766	53,887
Share repurchased and cancelled	(381)	(1,128)
Issued for share plan	11	7
Authorised and in issue at December, 31	52,396	52,766

All shares rank equally with regard to the Company’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits and the capital structure is managed to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirements.

In 2024, 10,826 (2023: 7,259) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $24.36 (2023: $31.62) per share.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 19 – Share Capital and Reserves (Cont’d)

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted International Financial Reporting Stsandards).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (i.e. the portion that is offset by the change in the cash flow hedge reserve).

D.	Dividends

In November 2021, Kenon’s board of directors approved a cash dividend of $3.50 per share (an aggregate amount of approximately $189 million), to Kenon’s shareholders of record as of the close of trading on January 19, 2022, paid on January 27, 2022.

In March 2023, Kenon’s board of directors approved a cash dividend of $2.79 per share (an aggregate amount of approximately $150 million), payable to Kenon’s shareholders of record as of the close of trading on April 10, 2023, paid on April 19, 2023.

In March 2024, Kenon’s board of directors approved a cash dividend of $3.80 per share (an aggregate amount of approximately $200 million), payable to Kenon’s shareholders of record as of the close of trading on April 8, 2024, for payment on April 15, 2024.

E.	Kenon's share plan

Kenon has established a Share Incentive Plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2024, 2023 and 2022, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2024 is $263 thousand (2023: $229 thousand, 2022: $267 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $280 thousand as general and administrative expenses in 2024 (2023: $296 thousand, 2022: $292 thousand).

F.	Capital reduction

In May 2022 and June 2022, Kenon received shareholder approval at its annual general meeting and approval of the High Court of the Republic of Singapore, respectively, for a capital reduction to return share capital amounting to $10.25 per share ($552 million in total) to Kenon’s shareholders of record as of the close of trading on June 27, 2022, paid on July 5, 2022.

G.	Share repurchase plan

In 2024, the Company repurchased approximately 381 thousand (2023: 1.1 million) of its own shares out of accumulated profit for approximately $11 million (2023: $28 million) under the ongoing share repurchase plan. These shares were cancelled during the year ended December 31, 2024.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 20 – Revenue

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Revenue from sale of electricity and infrastructure services in Israel	603,261	593,941	486,680
Revenue from sale of electricity in US	52,784	36,959	25,780
Revenue from sale of steam in Israel	15,395	16,006	18,476
Revenue from provision of services and other revenue in US	73,563	36,007	31,509
Other revenue in Israel	6,301	8,883	11,512
	751,304	691,796	573,957

Note 21 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Fuels	174,510	178,663	155,760
Electricity and infrastructure services	120,236	130,199	93,804
Salaries and related expenses	12,407	10,033	9,661
Generation and operating expenses and outsourcing	119,132	82,166	88,055
Insurance	14,568	11,040	9,440
Cost in respect of sale of renewable energy	16,171	13,455	8,757
Cost in respect of provision of services revenue and other costs	60,022	27,683	23,856
Others	4,831	41,073	27,928
	521,877	494,312	417,261

Note 22 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Payroll and related expenses (1)	32,637	26,877	46,660
Depreciation and amortization	4,503	4,212	3,259
Professional fees	17,485	18,190	15,798
Business development expenses	12,174	15,607	15,186
Office maintenance	7,301	6,524	4,581
Other expenses	21,849	13,305	14,452
	95,949	84,715	99,936

(1) A portion of this relates to profit sharing for CPV Group employees

The fair value of the CPV Group’s Profit-Sharing Plan is recognized as an expense, against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized in the consolidated statements of profit and loss. In 2024, the CPV Group recorded expenses in the amount of approximately NIS 17 million (approximately $5 million) (2023: NIS 89 million (approximately $24 million)).

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 23 – Financing Expenses, Net

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Interest income from bank deposits	32,024	36,754	12,108
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	6	4,125
Net change in exchange rates	10,563	700	28,453
Net change in fair value of derivative financial instruments	1,187	-	-
Net change in the fair value of financial assets held for trade and available for sale	-	422	-
Other income	3,160	1,479	-
Financing income	46,934	39,361	44,686

Interest expenses to banks and others	(85,661)	(52,306)	(47,542)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	-	(1,563)	-
Impairment loss on debt securities at FVOCI	(1,419)	(642)	(732)
Net change in fair value of financial assets held for trade	-	-	(45)
Net change in fair value of derivative financial instruments	(8,608)	-	(291)
Early repayment fee	(13,192)	-	-
Other expenses	(6,367)	(11,822)	(1,787)
Financing expenses	(115,247)	(66,333)	(50,397)
Net financing expenses	(68,313)	(26,972)	(5,711)

Note 24 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Current taxes on income
In respect of current year	18,321	11,049	39,559
Deferred tax expense/(income)
Creation and reversal of temporary differences	22,231	14,150	(1,579)
Total tax expense on income	40,552	25,199	37,980

No previously unrecognized tax benefits were used in 2024, 2023 or 2022 to reduce our current tax expense.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 24 – Income Taxes (Cont’d)

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2024	2023	2022
	$ Thousands
Profit from continuing operations before income taxes	93,324	81,157	82,263
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	15,865	13,797	13,985

Increase/(decrease) in tax in respect of:
Different tax rate applicable to subsidiaries operating overseas	5,551	4,371	6,429
Income subject to tax at a different tax rate	-	178	116
Non-deductible expenses	3,842	2,144	158,811
Exempt income	(4,523)	(4,949)	(158,383)
Taxes in respect of prior years	346	522	(739)
Tax in respect of foreign dividend	3,488	6,665	18,447
Tax in respect of gain on loss in control in the CPV Renewable	10,909	-	-
Share of non-controlling interests in entities transparent for tax purposes	(6,036)	-	(1,082)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	5,444	608	511
Other differences	5,666	1,863	(115)
Tax expense on income included in the statement of profit and loss	40,552	25,199	37,980

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 24 – Income Taxes (Cont’d)

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Financial instruments	Other*	Total
	$ Thousands
Balance of deferred tax (liability) asset as at January 1, 2023	(132,718)	116,088	(1,735)	(74,338)	(92,703)
Changes recorded on the statement of profit and loss	(9,626)	6,054	24	(10,601)	(14,149)
Changes recorded in other comprehensive income	-	-	354	2,851	3,205
Changes recorded from business combinations	(18,468)	-	-	-	(18,468)
Translation differences	3,313	(1,364)	7	(569)	1,387
Balance of deferred tax (liability) asset as at December 31, 2023	(157,499)	120,778	(1,350)	(82,657)	(120,728)
Changes recorded on the statement of profit and loss	(33,677)	30,570	175	(19,299)	(22,231)
Changes recorded in other comprehensive income	-	-	973	(2,963)	(1,990)
Changes recorded from business combinations	12,067	-	194	(12,778)	(517)
Translation differences	3,189	82	(3)	(2,783)	485
Balance of deferred tax (liability) asset as at December 31, 2024	(175,920)	151,430	(11)	(120,480)	(144,981)

*	This amount includes deferred tax arising from intangibles, undistributed profits, non-monetary items, associated companies and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2024	2023
	$ Thousands
As part of non-current assets	2,733	15,862
As part of non-current liabilities	(147,714)	(136,590)
	(144,981)	(120,728)

Income tax rate in Israel is 23% for the years ended December 31, 2024, 2023 and 2022. The tax rate applicable to US companies are (i) federal corporate tax of 21% and (ii) state tax ranging from 2.5% to 11.5%. According to the provisions of the tax treaty between Israel and the United States, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. In Singapore, the corporate tax rate is 17%. Dividends received by Kenon from ZIM, an associated company before the disposal of ZIM which is incorporated in Israel, is subject to a withholding tax rate of 5%.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 24 – Income Taxes (Cont’d)

3.	Tax and deferred tax balances not recorded

Unrecognized deferred tax assets

	As at December 31,
	2024	2023
	$ Thousands
Losses for tax purposes	40,080	130,147

In Israel, as of December 31, 2024, the Group has tax loss carryforwards of approximately NIS 775 million (approximately $213 million). OPC did not recognize a deferred tax asset in respect of approximately NIS 150 million (approximately $41 million) in tax losses, since it does not expect that there will be an expected foreseeable taxable income against which the tax benefits can be utilized.

In the United States, as of December 31, 2024, the Group has tax loss carryforwards of approximately $525 million at the federal level. In respect of net operating losses for tax purposes, the Group has tax losses of $89 million, which may be offset for tax purposes in the United States against future income, subject to complying with the conditions of the law, some of which are not under the OPC’s control and, therefore, OPC did not recognize deferred tax assets in respect thereof. These losses will expire in 2032-2037.

4.	Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the Inland Revenue Authority of Singapore is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 25 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	597,673	(235,978)	312,652

B.	Number of ordinary shares

	For the year ended December 31
	2024	2023	2022
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	52,713	53,360	53,885

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 26 – Other Current Assets

	As at December 31,
	2024	2023
	$ Thousands
Prepaid expenses	11,008	12,909
Input tax receivable	10,505	8,291
Grant receivable (1)	-	74,522
Deposits in connection with projects under construction	749	3,755
Others	1,496	12,226
	23,758	111,703

(1)	Relates to ITC grant in respect of CPV Renewable.

Note 27 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2024
Revenue	624,957	126,347	-	-	751,304
Cost of sales (excluding depreciation and amortization)	445,684	76,193	-	-	521,877

(Loss)/profit before taxes	(14,235)	103,935	-	3,624	93,324
Income tax expense	(15,067)	(21,994)	-	(3,491)	(40,552)
Profit for the year from divestment of ZIM	-	-	581,315	-	581,315
(Loss)/profit for the year	(29,302)	81,941	581,315	133	634,087

Depreciation and amortization	69,752	23,520	-	165	93,437
Financing income	(17,391)	(6,000)	-	(23,543)	(46,934)
Financing expenses	75,908	29,007	-	10,332	115,247
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	165,930	-	-	165,930
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	(54,251)	-	-	(54,251)
Share in profit of OPC's equity-accounted investees	-	(44,825)	-	-	(44,825)
	128,269	113,381	-	(13,046)	228,604

Adjusted EBITDA	114,034	217,316	-	(9,422)	321,928

Segment assets	1,584,638	265,516	-	904,462	2,754,616
Investments in equity-accounted investees	-	1,458,625	-	-	1,458,625
					4,213,241
Segment liabilities	1,349,914	198,102	-	5,684	1,553,700

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2023
Revenue	618,830	72,966	-	-	691,796
Cost of sales (excluding depreciation and amortization)	453,167	41,145	-	-	494,312

Profit before taxes	48,750	16,515	-	15,892	81,157
Income tax expense	(14,174)	(4,136)	-	(6,889)	(25,199)
Loss for the year from divestment of ZIM	-	-	(266,906)	-	(266,906)
Profit/(loss) from continuing operations	34,576	12,379	(266,906)	9,003	(210,948)

Depreciation and amortization	65,659	25,056	-	224	90,939
Financing income	(6,038)	(5,641)	-	(27,682)	(39,361)
Financing expenses	48,182	16,790	-	1,361	66,333
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	156,636	-	-	156,636
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	4,878	-	-	4,878
Share of changes in fair value of derivative financial instruments	-	(2,168)	-	-	(2,168)
Share in profit of OPC's equity-accounted investees	-	(65,566)		-	(65,566)
	107,803	129,985	-	(26,097)	211,691

Adjusted EBITDA	156,553	146,500	-	(10,205)	292,848

Segment assets	1,673,149	1,102,939	-	629,196	3,405,284
Investments in equity-accounted investees	-	703,156	-	-	703,156
					4,108,440
Segment liabilities	1,423,624	609,958	-	4,634	2,038,216

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 27 – Segment, Customer and Geographic Information (Cont’d)

	OPC Israel	CPV Group	ZIM	Others	Total
	$ Thousands
2022
Revenue	516,668	57,289	-	-	573,957
Cost of sales (excluding depreciation and amortization)	384,638	32,623	-	-	417,261

Profit before taxes	23,728	61,039	-	(2,504)	82,263
Income tax expense	(9,522)	(9,892)	-	(18,566)	(37,980)
Profit for the year from divestment of ZIM	-	-	305,376	-	305,376
Profit/(loss) from continuing operations	14,206	51,147	305,376	(21,070)	349,659

Depreciation and amortization	47,134	15,519	-	223	62,876
Financing income	(10,301)	(25,197)	-	(9,188)	(44,686)
Financing expenses	42,062	7,521	-	814	50,397
Other items:
Share in profit of CPV excluding share of depreciation and amortization and financing expenses, net	-	167,862	-	-	167,862
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	-	2,978	-	-	2,978
Share of changes in fair value of derivative financial instruments	-	2,383	-	-	2,383
Share in profit of equity-accounted investees	-	(85,149)	-	-	(85,149)
	78,895	85,917	-	(8,151)	156,661

Adjusted EBITDA	102,623	146,956	-	(10,655)	238,924

Segment assets	1,503,811	552,569	-	636,263	2,692,643
Investments in equity-accounted investees	-	652,358	427,059	-	1,079,417
					3,772,060
Segment liabilities	1,226,395	241,468	-	8,279	1,476,142

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2024		2023		2022
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues		Percentage of revenues of the Group

Customer 1	99,978	13.31%	99,945	14.45%	107,081		18.66%
Customer 2	99,470	13.24%	79,000	11.42%	73,518		12.81%
Customer 3	-	-	71,013	10.27%	-	*	- *

* Represents an amount less than 10% of the revenues.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 27 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Israel	624,957	618,830	516,668
United States	126,347	72,966	57,289
Total revenue	751,304	691,796	573,957

The Group’s non-current assets* based on geographic location:

	As at December 31,
	2024	2023
	$ Thousands
Israel	1,224,031	1,290,652
United States	3,983	745,442
Others	12	15
Total non-current assets	1,228,026	2,036,109

* Composed of property, plant and equipment and intangible assets.

Seasonality

OPC’s activity and results in Israel are based on the load and time tariff (hereinafter - the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is divided into 3 seasons, as follows: Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). For each season a different tariff is set.

OPC’s activity in the US (through the CPV Group) from generation of electricity are seasonal and are impacted by variable demand, gas and electricity prices, as well as the weather. In general, with respect to power plants running on natural gas, there is higher profitability in periods of the year where the temperatures are the highest or lowest, which are usually in summer and in winter, respectively. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

Note 28 – Related-party Information

A.	Identity of related parties:

The Group’s related parties include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V. A discretionary trust, in which Mr. Idan Ofer is the ultimate beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other. Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered key management personnel of the Company.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 28 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

Key management personnel compensation

	For the year ended December 31,
	2024	2023
	$ Thousands
Short-term benefits	2,274	2,316
Share-based payments	280	296
	2,554	2,612

C.	Transactions with related parties (including associates):

	For the year ended December 31,
	2024	2023	2022
	$ Thousands
Sale of electricity and revenues from provision of services	36,028	31,694	94,264
Cost of sales	(13)	(2,620)	(658)
Dividend received from associates,net	129,853	154,672	727,309
Other expenses, net	565	479	-
Financing (income)/expenses, net	(1,295)	(4,130)	580

*	Following the disposal of ZIM, ZIM will no longer be an associate to the Group. Refer to Note 5 for further details.

D.	Balances with related parties (including associates):

	As at December 31,
	2024	2023
	Other related parties *
	$ Thousands
Cash and cash equivalent	126,873	55,505
Trade receivables and other receivables	37,361	33,668
Other payables	(53,844)	(108)

Loans and other liabilities
In US dollar or linked thereto	-	(43,171)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”). These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	For further investment by Kenon into OPC, see Note 11.A.9 and 11.A.10.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of year end was:

	As at December 31,
	2024	2023
	$ Thousands
	Carrying amount
Cash and cash equivalents	1,015,851	696,838
Short-term and long-term deposits and restricted cash	16,444	16,769
Trade receivables and other assets	115,918	189,001
Short-term and long-term derivative instruments	27,423	-
Other investments	142,619	215,797
	1,318,255	1,118,405

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed expected credit losses on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as of year end, by geographic region was as follows:

	As at December 31,
	2024	2023
	$ Thousands
Israel	65,526	55,865
United States	14,877	12,129
	80,403	67,994

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2024	2023
	$ Thousands
Not past due nor impaired	80,403	67,994

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

Debt securities

The following table provides information about the movement of ECL on other investments as of December 31, 2024:

	ECL on other investments
	2024	2023	2022
	$ Thousands
Balance as at 1 January	1,374	732	-
Impairment (reversal)/loss on debt securities at FVOCI	(1,036)	642	732
Balance as at 31 December	338	1,374	732

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2024
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	58,293	58,293	58,293	-	-	-
Other current liabilities	7,424	7,641	7,641	-	-	-
Lease liabilities including interest payable *	12,958	16,074	4,303	2,756	6,090	2,925
Debentures (including interest payable) *	518,612	580,109	73,158	83,604	308,163	115,184
Loans from banks and others including interest *	753,786	1,015,619	62,217	61,186	328,939	563,277

	1,351,073	1,677,736	205,612	147,546	643,192	681,386

*	Includes current portion of long-term liabilities.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

	As at December 31, 2023
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	70,661	70,661	70,661	-	-	-
Other current liabilities	84,656	84,656	84,656	-	-	-
Lease liabilities including interest payable *	61,428	140,049	4,725	4,856	12,923	117,545
Debentures (including interest payable) *	511,030	559,419	65,669	68,921	313,293	111,536
Loans from banks and others including interest *	1,023,916	1,316,647	173,743	100,209	375,479	667,216

	1,751,691	2,171,432	399,454	173,986	701,695	896,297

*	Includes current portion of long-term liabilities.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (“NIS”).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

The Group has no exposure to foreign currency risk in respect of non-hedging derivative financial instruments in 2024. Relevant information for 2024 is as follows:

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	1,097	3,950	2025	47

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	5,762	21,066	2024	(175)

The Group’s exposure to foreign currency risk in respect of hedging derivative financial instruments is as follows:

	As at December 31, 2024
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	192	691	2025	7

	As at December 31, 2023
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	2,622	9,498	2024	4

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2024
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	74,577	11,931

	As at December 31, 2023
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.76%	2036	81,051	10,268
b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2024
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	63,984	-	884
Short-term deposits and restricted cash	16,444	-	-
Trade receivables	63,561	-	-
Other current assets	1,208	-	60
Total financial assets	145,197	-	944

Trade payables	24,910	-	131
Other current liabilities	3,648	3,979	218
Loans from banks and others and debentures	780,684	367,524	-
Total financial liabilities	809,242	371,503	349

Total non-derivative financial instruments, net	(664,045)	(371,503)	595
Derivative instruments	-	11,931	-
Net exposure	(664,045)	(359,572)	595

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

	As at December 31, 2023
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	91,247	-	2,263
Short-term deposits and restricted cash	15,218	-	-
Trade receivables	55,865	-	-
Other current assets	10,841	-	72
Total financial assets	173,171	-	2,335

Trade payables	28,479	-	1,633
Other current liabilities	7,545	4,680	116
Loans from banks and others and debentures	779,808	413,811	-
Total financial liabilities	815,832	418,491	1,749

Total non-derivative financial instruments, net	(642,661)	(418,491)	586
Derivative instruments	-	10,268	-
Net exposure	(642,661)	(408,223)	586

c.	Sensitivity analysis

A strengthening of the dollar exchange rate by 5% – 10% against the following currencies and change of the CPI in rate of 1% – 2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2024
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	6,261	3,130	(3,130)	(6,261)

	As at December 31, 2024
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(5,578)	(2,789)	2,789	5,578

	As at December 31, 2023
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	1,208	604	(604)	(1,208)
Shekel/EUR	43	22	(22)	(43)
dollar/EUR	(15,855)	(7,928)	7,928	15,855

	As at December 31, 2023
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(6,114)	(3,058)	3,058	6,114

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2024	2023
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	142,619	311,951
Financial liabilities	(365,704)	(864,953)
	(223,085)	(553,002)

Variable rate instruments
Financial assets	57,448	54,408
Financial liabilities	(450,980)	(665,080)
	(393,532)	(610,672)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as of the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have (decreased)/increased profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2024
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(3,935)	3,935

	As at December 31, 2023
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	(6,107)	6,107

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

A change of 1.0% – 2% in the SOFR interest rate at reporting date would have increased/(decreased) the net income or net loss and the equity by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2024
	2% decrease	1% decrease	1% increase	2% increase
	$ Thousands

Long-term loans and debentures (SOFR)	6,724	3,362	(3,362)	(6,724)
Interest rate swaps (SOFR)	(1,146)	(573)	573	1,146

The Group has no exposure to SOFR interest rate risk for derivative financial instruments used for hedging as at December 31, 2024.

Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2024
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	518,612	494,868
Long-term loans from banks and others (excluding interest)	612,482	613,488
Loans from non-controlling interests	141,304	139,197

	As at December 31, 2023
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	511,030	485,196
Long-term loans from banks and others (excluding interest)	898,546	906,911
Loans from non-controlling interests	125,252	127,960

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:
– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

Other investments are measured at fair value through other comprehensive income (Level 1).

Derivative instruments, other than instruments as detailed in Note 9.B, are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 29.D.1 for further details.

Level 3 financial instrument measured at fair value

As of December 31, 2024, the fair value of long-term investment (Qoros) remains at zero (2023: $nil). The fair value of the capped call as detailed in Note 9.B is $15 million (2023: $nil).

(3)	Data and measurement of the fair value of financial instruments at Level 2 and 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Level 3

The fair value of the capped call transaction as described in Note 9.B was based on the Black-Scholes model using the following variables:

•	The underlying asset value was based on the share price of ZIM as of the valuation date.
•	The exercise price of the option was based on the strike price as set out in the capped call agreement.
•	The expected exercise date was based on the terms of the capped call agreement.
•	The risk-free interest rate was based on US treasury bonds with time to maturity equals to the maturity of each component.
•	The expected volatility was based on the historical volatility of ZIM for a period equals to the maturity of each component of the option.

Kenon Holdings Ltd.
Notes to the consolidated financial statements
Note 29 – Financial Instruments (Cont’d)

As of December 31, 2024 and 2023, the fair value of the long-term investment (Qoros) was based on the present value of the expected cash flows. Included in the long-term investment (Qoros) are the 12% interests in Qoros (as described in Note 10.3) and the put option (as described in Note 10.2). For the purposes of management’s fair value assessment of the long-term investment (Qoros), management takes into consideration factors including market risk and credit risk exposures, publicly available information and financial information of the New Qoros Investor and Qoros for the year ended December 31, 2024 and 2023.

The following table shows the valuation techniques used in measuring Level 3 fair values as of December 31, 2024 and 2023, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment (Qoros)	The Group assessed the fair value of the long-term investment (Qoros) using the present value of the expected cash flows.	The likelihood of expected cash flows.	The estimated fair value would increase if the likelihood of expected cash flows increase.

Note 30 – Subsequent Events

1.	Kenon

Dividend

During 2025, Kenon’s board of directors approved a cash dividend of $4.80 per share (an aggregate amount of approximately $250 million), paid to Kenon’s shareholders of record as of the close of trading in April 2025.

2.	OPC

Acquisition of additional interest in CPV Shore

During 2025, CPV Group entered into a purchase agreement to acquire an additional 20% interest in CPV Shore, and now holds approximately 90% of CPV Shore. As of the date of the financial statements, OPC is assessing the accounting impact of the acquisition.

Related Party Transaction

Subsequent to the reporting period, the Board of Directors of OPC has approved an engagement for the purchase of energy and capacity for OPC Rotem from the ICL Group Ltd. (hereinafter- "ICL"). As part of the agreement, ICL undertook to provide OPC Rotem with quantities of energy and capacity up to a maximum of 40 MWh.

CPV Renewable

Further to Note 11, in April 2025, OPC invested approximately $50 million in CPV Renewable.

Kenon Holdings Ltd. and subsidiaries
Statement of Financial Position as at December 31, 2024 and 2023

Statement of financial position of the Company

		2024	2023
	Note	$’000	$’000
Non-current assets
Investment in subsidiaries	33	693,749	578,351
Investment in associate	34	-	148,338
Other non-current assets		12	14
Right-of-use asset, net		752	429
Long-term derivative instrument, net	9	15,492	-
		710,005	727,132
Current assets
Prepayments and other receivables	35	3,173	2,697
Other investments	8	142,619	215,797
Cash and cash equivalents		751,134	418,379
Total current assets		896,926	636,873

Total assets		1,606,931	1,364,005

Equity
Share capital	19	50,134	50,134
Capital reserve		20,071	14,169
Accumulated profit		1,525,477	1,289,670
Total equity		1,595,682	1,353,973

Non-current liability
Long-term lease liability, representing total non-current liability		652	321

Current liabilities
Other payables	36	6,555	5,704
Accruals		3,893	3,858
Current maturities of lease liability		149	149
Total current liabilities		10,597	9,711

Total liabilities		11,249	10,032

Total equity and liabilities		1,606,931	1,364,005

Notes to the Financial Statements

Note 31 – Basis of preparation

31.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 32 – Material accounting policies

In addition to the material accounting policies disclosed in Note 3, the accounting policies set out below have been applied consistently to the statements of financial position.

32.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

32.2	Investment in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

32.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Note 33 – Investment in subsidiaries

	2024	2023
	$’000	$’000

Investment at cost[1]	789,343	673,945
Impairment losses	(95,594)	(95,594)
	693,749	578,351

1
As described in Note 1.A, in 2015 Kenon and IC entered into a Separation and Distribution Agreement. As part of the spin-off under the agreement, certain IC subsidiaries were transferred to the Company by means of issuance of shares. The cost of subsidiaries transferred was recorded in the Company’s balance sheet based on their underlying book values. As at December 31, 2024, the unquoted equity investment of $789 million (2023: $674 million) includes net liabilities at the date of the spin-off, of those remaining subsidiaries transferred to the Company under the spin-off.

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2024	2023
	$’000	$’000

At January 1	95,594	95,594
Impairment charge	-	-
At December 31	95,594	95,594

In 2021, as a result of the assessment described in Note 10.5, Kenon fully impaired its investment in Quantum to zero, resulting in an impairment charge of $38 million. There were no significant changes in circumstances in 2024 as compared to 2021, therefore, management has assessed that there is no change in fair value of Qoros.

Details of the subsidiaries are as follows:

Name of subsidiary	Principal activities	Principal place of business	2024	2023
			%	%

I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	100
IC Power Ltd.	Investment holding	Singapore	100	100
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[2]	Generation of electricity	Israel, United States	54.54	54.69
Quantum (2007) LLC	Investment holding	United States	100	100
IC Green Energy Ltd	Investment holding	Israel	100	100
Barkeria Limited	Investment holding	Singapore	100	100

1	I.C. Power Asia Development Ltd (“ICPAD”) is currently in the process of liquidation.
2	In 2024, Kenon’s interest in OPC decreased as a result of shares issuance by OPC. Refer to Note 11 for further details.

Note 34 – Investment in associate

	2024	2023
	$’000	$’000

Investment at cost	-	148,338

Name of associate	Principal activities	Principal place of business	Ownership interest
			2024	2023
			%	%
ZIM Integrated Shipping Services Ltd.	Shipping services	International	-	20.65

In 2024, the Company has fully disposed ZIM. Refer to Note 5 for further details.

Note 35 – Prepayments and other receivables

	2024	2023
	$’000	$’000

Amount due from subsidiaries, non-trade[1]	2,754	2,154
Other receivables	106	70
Prepayments	313	473
	3,173	2,697

1	These amounts are unsecured, interest free and repayable on demand.

Note 36 – Other payables

	2024	2023
	$’000	$’000

Amount due to subsidiaries, non-trade[1]	5,416	5,517
Other payables	1,139	187
	6,555	5,704

1	Mainly relates to a loan due to ICPAD that is unsecured, interest-free and repayable on demand.

Note 37 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Note 37 – Financial instruments (Cont’d)

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalent, other receivables, deposits and other investments.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- (or equivalent) and above by independent rating agencies. Refer to Note 29 for further information on credit risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to changes in interest rates relates primarily to the Company’s cash balances placed with financial institutions. The Company has no significant exposure to interest rate risk.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Chinese yuan (CNY), British pound (GBP), Israel shekel (NIS) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2024	2023
	$’000	$’000

Cash & cash equivalents (SGD)	255	487
Cash & cash equivalents (GBP)	144	170
Other receivables (SGD)	106	70
Other payables (SGD)	(73)	(59)
Other payables (NIS)	(114)	(50)
Other payables (GBP)	(430)	(435)
Accrual (SGD)	(122)	(32)
Accrual (NIS)	(163)	(159)
Accrual (CNY)	(17)	(18)

Note 37 – Financial instruments (Cont’d)

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar as of December 31 would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2024	2023
	$’000
SGD (5% strengthening)	8	23
NIS (5% strengthening)	(14)	(10)
GBP (5% strengthening)	(14)	(13)

SGD (5% weakening)	(8)	(23)
NIS (5% strengthening)	14	10
GBP (5% weakening)	14	13

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities as of financial year end are as follows:

	Carrying amount	Contractual cash flows	Up to 1 year	1 – 2 years	2 - 5 years
	$’000	$’000	$’000	$’000	$’000
At December 31, 2024
Financial liabilities
Other payables	6,555	6,555	6,555	-	-
Accruals	3,893	3,893	3,893	-	-
Lease liability including interest*	801	875	175	350	350
	11,249	11,323	10,623	350	350
At December 31, 2023
Financial liabilities
Other payables	5,704	5,704	5,704	-	-
Accruals	3,858	3,858	3,858	-	-
Lease liability including interest*	470	509	170	339	-
	10,032	10,071	9,732	339	-

* Includes current portion of long-term liability

It is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.